Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and between

DEUTSCHE TELEKOM AG

and

AT&T INC.

Dated as of March 20, 2011

4.19.	Listing of Purchaser Shares	55
4.20.	Potential Sale of Interests	55
4.21.	Use of Trademarks	56
4.22.	Intellectual Property Licenses	56
4.23.	Covenant Not to Sue	57
4.24.	Other Transition Arrangements	57
4.25.	Confidentiality	57
4.26.	Indemnification and Insurance; Release	57
4.27.	Purchaser Common Stock	58
4.28.	Subscriber List	58

	ARTICLE V
	Conditions

5.1.	Conditions to Each Party’s Obligation to Effect the Transaction	60
5.2.	Conditions to Obligations of Purchaser	60
5.3.	Conditions to Obligations of Seller	62

	ARTICLE VI
	Indemnification

6.1.	Survival; Effect of Materiality Qualifiers	63
6.2.	Indemnification	63
6.3.	Indemnification Procedures	64
6.4.	Limitations on Indemnification	67
6.5.	Indemnity Payments	68
6.6.	Exclusive Remedy	69

	ARTICLE VII
	Termination

7.1.	Termination by Mutual Consent	69
7.2.	Termination by Either Purchaser or Seller	69
7.3.	Termination by Seller	70
7.4.	Termination by Purchaser	70
7.5.	Effect of Termination and Abandonment	70

	ARTICLE VIII
	Miscellaneous and General

8.1.	Amendment; Waivers, Etc.	72
8.2.	Counterparts	72
8.3.	Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	72
8.4.	Notices	73
8.5.	Entire Agreement; No Other Representations	74

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8.6.	Specific Performance	74
8.7.	No Third-Party Beneficiaries	74
8.8.	Severability	74
8.9.	Interpretation	74
8.10.	Assignment	74
8.11.	Limitation of Liability	75
8.12.	Securities Matters	75
8.13.	Transfer Taxes	77

Exhibits

Exhibit A	Stockholder’s Agreement

Annexes

Annex A	Per Subscriber Amount
Annex B	MHz POP Values
Annex C	Markets
Annex D	Employee Retention Letter Terms
Annex E	Termination Transfer
Annex F	Roaming Agreement Terms

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STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of March 20, 2011, by and between DEUTSCHE TELEKOM AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany (“Seller”), and AT&T INC., a Delaware corporation (“Purchaser”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of T-Mobile Global Zwischenholding GmbH, a Gesellschaft mit beschränkter Haftung organized and existing under the laws of Germany (“Global”), which owns all of the issued and outstanding shares of capital stock of T-Mobile Global Holding GmbH, a Gesellschaft mit beschränkter Haftung organized and existing under the laws of Germany (“Holding”), which owns all of the issued and outstanding shares of capital stock of T-Mobile USA, Inc. (the “Company”), a Delaware corporation;

WHEREAS, Seller desires to cause Holding to sell to Purchaser and Purchaser desires to purchase from Holding all of the issued and outstanding shares of capital stock of the Company upon the terms and subject to the conditions set forth herein; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Seller and Purchaser are entering into a stockholder’s agreement, in respect of the Purchaser Shares, dated as of the date hereof, and attached as Exhibit A (the “Stockholder’s Agreement”).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions and Terms

1.1. Definitions. As used in this Agreement the following terms shall have the following respective meanings:

“Affiliate” shall mean with respect to any Person, a Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person.

“Agreement” shall have the meaning set forth in the Preamble.

“Applicable Accounting Principles” shall have the meaning set forth in Section 2.3(a).

“Assumed Employees” shall have the meaning set forth in Section 4.14(a).

“Average Adjusted Closing Price” means a dollar amount equal to (i) if the Average Trading Price is greater than $26.0165 and less than $30.2354, then the Average Trading Price; (ii) if the Average Trading Price is greater than or equal to $30.2354, then $30.2354; or (iii) if the Average Trading Price is equal to or less than $26.0165, then $26.0165.

“Average Trading Price” means the volume-weighted average of the per share trading prices of Purchaser Common Stock as reported through Bloomberg (based on all trades in Purchaser Common Stock and not an average of daily averages) for the 30 consecutive full trading days ending on the third Business Day prior to the Closing.

“Beneficially Own” shall mean, with respect to any securities, (i) having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation), (ii) having the right to become the Beneficial Owner of such securities (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise or (iii) having an exercise or conversion privilege or a settlement payment or mechanism with respect to any option, warrant, convertible security, stock appreciation, swap agreement or other security, contract right or derivative position, whether or not currently exercisable, at a price related to the value of the securities for which Beneficial Ownership is being determined or a value determined in whole or part with reference to, or derived in whole or in part from, the value of the securities for which Beneficial Ownership is being determined that increases in value as the value of the securities for which Beneficial Ownership is being determined increases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the securities for which Beneficial Ownership is being determined (excluding any interests, rights, options or other securities set forth in Rule 16a-1(c)(1)-(5) or (7) promulgated pursuant to the Exchange Act).

“Benefit Plans” shall have the meaning set forth in Section 3.2(g)(i).

“Business” shall mean the business of marketing, selling and providing wireless telecommunication services (including voice and data services), and all services ancillary thereto, in the United States.

“Business Day” shall mean any day other than a Saturday, a Sunday, a federal holiday or a day on which banks in the City of New York or in Frankfurt, Germany are authorized or obligated by Law to close.

“Business Marks” means the Trademarks owned by or licensed to Seller or its Subsidiaries (other than the Company and its Subsidiaries) that are used by the Company or any of its Subsidiaries in connection with the Business, including the Trademarks set forth on the list delivered pursuant to Section 4.2(a)(iii).

“Cash Consideration” shall have the meaning set forth in Section 2.2(a).

“Cash Election” shall have the meaning set forth in Section 2.2(c).

“Chosen Courts” shall have the meaning set forth in Section 8.3.

“CMA” shall have the meaning set forth in Annex B.

“Closing” shall have the meaning set forth in Section 2.4.

“Closing Date” shall have the meaning set forth in Section 2.4.

“Closing Discharged Indebtedness” shall have the meaning set forth in Section 2.3(a).

“Closing Statement” shall have the meaning set forth in Section 2.3(b).

“Closing Statement Dispute Notice” shall have the meaning set forth in Section 2.3(c).

“Code” shall have the meaning set forth in Section 3.2(g)(ii).

“Communications Act” shall have the meaning set forth in Section 3.2(d)(i).

“Communications Licenses” shall have the meaning set forth in Section 3.2(h)(ii).

“Company” shall have the meaning set forth in the Recitals.

“Company Common Stock” shall have the meaning set forth in Section 3.2(b)(i).

“Company Contracts” shall mean agreements, leases, licenses, contracts, notes, mortgages, indentures, arrangements or other obligations binding upon the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean (i) an effect that would prevent the ability of Seller to consummate the Transaction or (ii) a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from (A) changes or conditions (including political and legal conditions) generally affecting (x) the U.S. or global economy or financial, debt, credit or securities markets or (y) the United States mobile wireless voice and data industry; (B) declared or undeclared acts of war, terrorism, outbreaks or escalations of hostilities, sabotage or civil strife; (C) weather-related conditions; (D) any change in GAAP or applicable Laws or regulatory or enforcement developments except to the extent such change disproportionately affects the Company and its Subsidiaries, taken as a whole, relative to other companies in the U.S. mobile wireless voice and data industry; (E) the failure by the Company to meet any estimates of revenues or earnings for any period ending on or after the date hereof; provided, that the exception in this clause (E) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect; or (F) matters that were primarily the result of the pendency, announcement, or public disclosure of this Agreement and the transactions contemplated hereby, but excluding any such effect arising through breach of this Agreement or misconduct by Seller or the Company or any of their Affiliates. Any determination of “Company Material Adverse Effect” shall exclude the effects of (i) the matters disclosed in the Seller Disclosure Letter or the Financial Statements and (ii) the effects of any restrictions, limitations or conditions that by the terms of this Agreement are taken into account in determining the existence of a Regulatory Material Adverse Condition.

“Company Shares” shall mean all of the issued and outstanding shares of capital stock or Equity Interests of the Company.

“Confidentiality Agreement” shall mean the confidentiality agreements, dated December 2010, between AT&T Services, Inc. and the Company.

“Control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Damages” shall have the meaning set forth in Section 6.2(a).

“De Minimis Amount” shall have the meaning set forth in Section 6.4(a)(ii).

“Direct Claim” shall have the meaning set forth in Section 6.3(c).

“Direct Claim Notice” shall have the meaning set forth in Section 6.3(c).

“Disputed Item” shall have the meaning set forth in Section 2.3(c).

“Divested Market Amount” shall mean an amount equal to the product of (i) the aggregate number of Subscribers for Market Divestitures as set forth with respect to each applicable Market on the Subscriber List and (ii) the amount set forth on Annex A.

“Divested Spectrum Amount” shall mean the sum of (i) all First Tier Divested Spectrum Amounts, plus (ii) all Second Tier Divested Spectrum Amounts.

“Divestiture Disputes” shall have the meaning set forth in Section 2.3(h)(i).

“Divestiture Adjustment Amount” shall mean an amount equal to (i) the Divestitures Amount minus (ii) $3,900,000,000.00; provided, that (x) if the result of (i) minus (ii) is a negative number, the Divestiture Adjustment Amount shall be deemed to be $0, and (y) in no event will the Divestiture Adjustment Amount exceed $3,900,000,000.00.

“Divestiture Sale” shall mean a Market Divestiture or Spectrum Divestiture.

“Divestitures Amount” shall mean an amount equal to (i) the Divested Market Amount plus (ii) the Divested Spectrum Amount.

“EC Merger Regulation” shall have the meaning set forth in Section 3.2(d).

“Encumbrance” (including, with correlative meaning, the term “Encumber”) shall mean any lien, pledge, charge, claim, encumbrance, security interest, option, lease, license, mortgage, easement or other restriction or third-party right of any kind, including any right of first refusal or restriction on voting, in each case other than pursuant to the Stockholder’s Agreement.

“Environmental Law” shall mean any applicable Law relating to (i) the protection of the environment (including air, water, soil and natural resources) or (ii) the use, storage, handling, release or disposal of any Hazardous Substance or waste, in each case as presently in effect.

“Equity Interests” shall mean (i) any capital stock of a corporation, any partnership interest, any limited liability company interest or any other equity interest; (ii) any security or right convertible into, exchangeable for, or evidencing the right to subscribe for, any such stock, equity interest or security referred to in clause (i); (iii) any stock appreciation right, contingent value right or similar security or right that is derivative of any such stock, equity interest or security referred to in clause (i) or (ii); and (iv) any contract to grant, issue, award, convey or sell any of the foregoing.

“ERISA” shall have the meaning set forth in Section 3.2(g)(i).

“ERISA Affiliate” means any entity that would be considered a single employer with the Company under Section 4001(b) of ERISA or a member of a group of entities which includes the Company for purposes of Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Free Cash Flow Adjustment Amount” shall have the meaning set forth in Section 2.3(a)(i).

“Estimated Closing Discharged Indebtedness” shall have the meaning set forth in Section 2.3(a)(i).

“Estimated Divestiture Adjustment Amount” shall have the meaning set forth in Section 2.3(a)(ii).

“Estimated Purchaser Closing Statement” shall have the meaning set forth in Section 2.3(a)(ii).

“Estimated Seller Closing Statement” shall have the meaning set forth in Section 2.3(a)(i).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Liabilities” shall mean the Liabilities of the Company and its Subsidiaries as of the Closing Date that (i) did not arise, directly or indirectly, out of or in connection with the assets used in, or the operations of, the Business (including products, services, assets and operations ancillary thereto) as conducted at any time prior to the Closing Date, (ii) did not become Liabilities prior to June 1, 2001 and (iii) are not reflected in the Financial Statements or in the Seller Disclosure Letter.

“FAA” shall have the meaning set forth in Section 3.2(h)(ii).

“FAA Rules” shall have the meaning set forth in Section 3.2(h)(v).

“FCC” shall have the meaning set forth in Section 3.2(d)(i).

“FCC Licenses” shall have the meaning set forth in Section 3.2(h)(ii).

“FCC Rules” shall have the meaning set forth in Section 4.9(a).

“Final Order” shall have the meaning set forth in Section 5.2(c).

“Financial Statements” shall have the meaning set forth in Section 3.2(e)(i).

“First Tier Divested Spectrum Amount” shall mean, for each Spectrum Divestiture, an amount equal to the product of (i) the number of MHz POPs to be divested in such Spectrum Divestiture, (ii) the corresponding dollar value per MHz POP for the applicable CMA of the divested MHz POPs as set forth in Column 2 of Annex B, and (iii) the First Tier Divestiture Ratio.

“First Tier Divestiture Ratio” shall mean the quotient obtained by dividing 2.5 billion by the total number of MHz POPs to be divested in all Spectrum Divestitures; provided, that if such quotient is greater than 1.0, the First Tier Divestiture Ratio shall be 1.0.

“Free Cash Flow” in respect of a period means the consolidated net income of the Company and its Subsidiaries for such period, plus (i) any depreciation and amortization and (ii) any other non-cash charges deducted in determining such consolidated net income, less, but in each case only to the extent not already deducted in the computation of such consolidated net income, (A) to the extent included in such consolidated net income, amounts in respect of sales of assets outside the ordinary course of business, (B) all capital expenditures and amounts paid for spectrum made during such period, (C) payments made with respect to any Indebtedness during such period, and (D) other cash payments made, but not taken into account in determining the consolidated net income of the Company and its Subsidiaries for such period, all determined in accordance with the Applicable Accounting Principles, and using the line items set forth on Schedule 2.3(a)(I) of the Seller Disclosure Letter.

“Free Cash Flow Adjustment Amount” shall mean an amount equal to (i) the lesser of (A) the sum of (I) the product of the number of full calendar months elapsed from the date hereof through the Closing and $150,000,000.00, plus (II) the product of the number of days in any partial month between the date hereof and the day prior to the Closing, divided by 30.5 (which amount may not be greater than 2), multiplied by $150,000,000.00, reduced, but not below zero, by (III) the Spending Deficiency, and (B) the Free Cash Flow from the date hereof until the day prior to the Closing Date, reduced, but not below zero, by the Spending Deficiency, minus an amount equal to (ii) the excess, if any, of (A) the value of all cash and other distributions by the Company to Seller and its Subsidiaries from the date hereof until the Closing in respect of Free Cash Flow, over (B) all cash contributions by Seller or any of its Affiliates (other than the Company and its Subsidiaries) (other than any contributions that constitute Indebtedness) to the Company or any of its Subsidiaries, and provided that the amount in clause (ii)(A) shall not include any payments or distributions by the Company to Seller and its Subsidiaries from the date hereof until the Closing Date in respect of Intercompany Contracts or Indebtedness, in each case paid in accordance with prior practice and the terms disclosed to Purchaser prior to the date hereof.

“Fundamental Purchaser Representations” shall have the meaning set forth in Section 6.1(a).

“Fundamental Seller Representations” shall have the meaning set forth in Section 6.1(a).

“GAAP” shall mean U.S. generally accepted accounting principles.

“Global” shall have the meaning set forth in the Recitals.

“Governmental Consents” shall mean all notices, reports and other filings required to be made prior to the Closing by Seller or Purchaser or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Closing by Seller or Purchaser or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Transaction.

“Governmental Entity” shall have the meaning set forth in Section 3.2(d)(i).

“Hazardous Substance” shall mean any substance that is (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (iii) any other substance which may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

“Holding” shall have the meaning set forth in the Recitals.

“HSR Act” shall have the meaning set forth in Section 3.2(d)(i).

“Indebtedness” shall mean (i) all liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (ii) all liabilities for the principal amount of the deferred and unpaid purchase price of real property and equipment that have been delivered; (iii) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases; (iv) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured; and (v) all liabilities as guarantor of obligations of any other Person of a type described in clauses (i), (ii), (iii) or (iv) above, to the extent of the obligation guaranteed.

“Indemnifying Party” shall have the meaning set forth in Section 6.3(a).

“Independent Accountant” shall mean a certified public accountant satisfactory to Purchaser and Seller; provided, that if Purchaser and Seller do not appoint an Independent Accountant within 10 days after either Purchaser or Seller gives notice to the other of a request therefor, either of them may request the American Arbitration Association to appoint as the Independent Accountant a partner in the New York office of a nationally recognized independent registered public accounting firm based on its determination that the partner has had no material relationships with the parties or their respective Affiliates within the preceding two years and taking into account such firm’s material relationships during the preceding two years with the parties and their respective Affiliates, and such appointment shall be final, binding and conclusive on Purchaser and Seller.

“Insurance Policies” shall have the meaning set forth in Section 3.2(j).

“Intellectual Property” shall mean all rights in intellectual property of any type throughout the world, including the following: (i) all trademarks, service marks, brand names, product names and slogans, certification marks, collective marks, d/b/a’s, assumed names, Internet domain names, logos, symbols, trade dress, trade names and any and every other form of trade identity and other indicia of origin, all applications and registrations therefor and renewals thereof and all goodwill associated therewith and symbolized thereby (“Trademarks”); (ii) all inventions and discoveries, whether or not reduced to practice, patents, including utility patents and design patents, industrial designs and utility models, invention disclosures, all applications and registrations for the foregoing, including reissues, divisionals, continuations, continuations-in-part, supplementary protection certificates, extensions, reexaminations, renewals thereof, and any counterparts (foreign or otherwise) claiming priority therefrom which priority may be claimed, and all inventions disclosed therein and improvements thereto (“Patents”); (iii) proprietary and confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, research and development, prototypes, models, designs, customer lists and supplier lists, all other confidential or proprietary technical, business and other information and all rights in any jurisdiction to limit the use or disclosure thereof (“Trade Secrets”); (iv) published and unpublished works of authorship (including databases and other compilations of information, mask works and Software), the copyrights therein and thereto and all registrations and applications therefor and renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property, industrial or similar proprietary rights recognized under any jurisdiction worldwide.

“Intellectual Property Contracts” shall have the meaning set forth in Section 3.2(o)(i)(K).

“Intercompany Contracts” shall mean all Company Contracts between the Company or one or more of its Subsidiaries, on the one hand, and Seller or one or more of its Subsidiaries (other than the Company and its Subsidiaries), on the other hand.

“Intercompany Indebtedness” shall mean any Indebtedness for borrowed money that immediately prior to the Closing would be owed by the Company or one of its Subsidiaries to Seller or one of its Subsidiaries (other than the Company and its Subsidiaries) or by Seller or one of its Subsidiaries (other than the Company and its Subsidiaries) to the Company or one of its Subsidiaries.

“IRS” shall have the meaning set forth in Section 3.2(g)(ii).

“IT Assets” shall mean computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all documentation associated therewith.

“Knowledge of the Company” shall mean the actual knowledge of the Persons listed on Schedule 1.1 of the Seller Disclosure Letter.

“Laws” shall have the meaning set forth in Section 3.2(h)(i).

“Leased Real Property” shall mean all real property leased or subleased by the Company and its Subsidiaries.

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Parties” shall have the meaning set forth in Section 4.21.

“Licenses” shall have the meaning set forth in Section 3.2(h).

“Market” shall mean each of the counties in the United States as set forth on Annex C.

“Market Divestiture” shall mean the sale, transfer or other divestiture of assets, including Equity Interests, required by, or agreed to with, any Governmental Entity in connection with obtaining a Governmental Consent, which results in the sale, transfer or other disposition of Licenses for wireless spectrum, network assets, systems, customers and/or other assets in the Market or Markets that are the subject of the divestiture of a geographic area designation established by the FCC (e.g., BTA or CMA) in a manner that amounts to an effective exit of the Company from serving its wireless customers in such Market or Markets.

“Market Divestiture Proceeds Percentage” shall mean the percentage that (i) the Divestiture Adjustment Amount represents of (ii) the amount equal to the product of (A) 2.0 and (B) the Divestitures Amount.

“Material Adverse Amount” shall mean $7,800,000,000.00.

“Material Contracts” shall have the meaning set forth in Section 3.2(o)(i).

“Material Licenses” shall have the meaning set forth in Section 3.2(h).

“MHz POPs” with respect to any FCC License shall mean the number of megahertz of wireless spectrum covered by such FCC Licenses multiplied by the population in the geographic area covered by such FCC License, directly derived from the amounts set forth in Annex C.

“Monthly Financial Statements” shall have the meaning set forth in Section 4.2(a)(vi).

“NYSE” shall mean the New York Stock Exchange.

“Order” shall have the meaning set forth in Section 5.1(b).

“Organizational Documents” shall mean, with respect to any Person, such Person’s articles or certificate of association, incorporation, formation or organization, by-laws, limited liability company agreement, partnership agreement or other constituent document or documents, each in its currently effective form as amended from time to time.

“Owned Intellectual Property” shall have the meaning set forth in Section 3.2(n)(i).

“Owned Real Property” shall mean all real property owned in fee by the Company and its Subsidiaries.

“Patents” shall have the meaning set forth in the definition of “Intellectual Property.”

“Permitted Encumbrances” shall mean (i) Encumbrances specifically reflected or specifically reserved against or otherwise specifically disclosed in the Financial Statements;

(ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s liens or other common law or statutory Encumbrances arising or incurred in the ordinary course consistent with past practice and that are not material in amount or effect on the business of the Company and its Subsidiaries; (iii) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iv) with respect to real property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, (B) any conditions that may be shown by a current survey or physical inspection, and (C) zoning, building, subdivision or other similar requirements or restrictions; and (v) Encumbrances that would not impair the conduct of the business of the Company and its Subsidiaries, or the use or value of the relevant asset.

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Potential Sale Interest” shall have the meaning set forth in Section 4.20.

“Pre-Closing Period” means any taxable period (or portions thereof) that, with respect to the Company or any of its Subsidiaries, ends on or before the Closing Date.

“Pre-Closing Taxes” means any Taxes imposed on the Company or any of its Subsidiaries with respect to a Pre-Closing Period. In the case of any taxable period that, with respect to the Company or any of its Subsidiaries, includes but does not end on the Closing Date, (i) property Taxes of the Company and its Subsidiaries allocable to the Pre-Closing Period shall be equal to the amount of such property Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of calendar days during the Pre-Closing Period and the denominator of which is the number of calendar days in the entire taxable period, and (ii) Taxes (other than property Taxes) of the Company and its Subsidiaries allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be allocated to the Pre-Closing Period in the same proportion as the number of calendar days during the Pre-Closing Period bears to the number of calendar days in the entire taxable period.

“PUCs” shall have the meaning set forth in Section 3.2(d)(i).

“Purchase Price” shall have the meaning set forth in Section 2.2(b).

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser Cap” shall have the meaning set forth in this Section 6.4(b).

“Purchaser Common Stock” shall have the meaning set forth in Section 2.2(b).

“Purchaser Disclosure Letter” shall have the meaning set forth in Section 3.3.

“Purchaser Indemnitees” shall have the meaning set forth in Section 6.2(a).

“Purchaser Material Adverse Effect” shall mean (i) an effect that would prevent or materially delay the ability of Purchaser to consummate the Transaction or (ii) a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Purchaser and its Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from (A) changes or conditions (including political or legal conditions) generally affecting (x) the United States or global economy or financial, debt, credit or securities markets or (y) any industry in which Purchaser or its Subsidiaries operate; (B) declared or undeclared acts of war, terrorism, outbreaks or escalations of hostilities, sabotage or civil strife; (C) weather-related conditions; (D) any change in GAAP or applicable Laws or regulatory or enforcement developments except to the extent such change disproportionately affects Purchaser relative to other companies in the U.S. mobile wireless voice and data industry; (E) the failure by Purchaser to meet any estimates of revenues or earnings for any period ending on or after the date hereof; provided, that the exception in this clause (E) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in or contributed to a Purchaser Material Adverse Effect; or (F) a decline in the price of Purchaser Common Stock on the NYSE; provided, that the exception in this clause (F) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in or contributed to a Purchaser Material Adverse Effect. Any determination of “Purchaser Material Adverse Effect” shall exclude the effects of (i) the matters disclosed in the Purchaser Disclosure Letter or the Purchaser SEC Reports and (ii) the effects of any restrictions, limitations or conditions that by the terms of this Agreement are taken into account in determining the existence of a Regulatory Material Adverse Condition.

“Purchaser Preferred Stock” shall have the meaning set forth in Section 3.3(b)(i).

“Purchaser SEC Reports” shall mean such reports, schedules, forms, statements and other documents required to be filed by Purchaser under the Exchange Act or any successor statute, and the rules and regulations promulgated thereunder, including pursuant to Section 13(a) or 15(d) thereof, since January 1, 2009 (including the exhibits thereto and documents incorporated by reference therein).

“Purchaser Shares” shall have the meaning set forth in Section 2.2(b).

“Purchaser Welfare Plan” shall have the meaning set forth in Section 4.14(b).

“Registered” means issued by, registered with, renewed by, or the subject of, a pending application before any Governmental Entity or Internet domain name registrar.

“Regulatory Material Adverse Condition” shall have the meaning set forth in Section 4.6(b).

“Required Governmental Consents” shall have the meaning set forth in Section 5.2(c).

“Resolution Period” shall have the meaning set forth in Section 2.3(d).

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Tier Divested Spectrum Amount” shall mean, for each Spectrum Divestiture, (i) if the total number of MHz POPs to be divested in all Spectrum Divestitures is less than or equal to 2.5 billion, $0, or (ii) if the total number of MHz POPs to be divested in all Spectrum Divestitures is greater than 2.5 billion, an amount equal to the product of (A) the number of MHz POPs to be divested in such Spectrum Divestiture, (B) the corresponding dollar value per MHz POP for the applicable CMA of the divested MHz POPs as set forth in Column 3 of Annex B, and (C) an amount equal to (x) 1.0 minus (y) the First Tier Divestiture Ratio.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Cap” shall have the meaning set forth in Section 6.4(a)(i).

“Seller Disclosure Letter” shall have the meaning set forth in Section 3.2.

“Seller Indemnitees” shall have the meaning set forth in Section 6.2(b).

“Software” shall mean computer software, programs and databases in any form, including Internet web sites, web site content, member or user lists and information associated therewith, links, source code, object code, binary code, operating systems and specifications, data, databases, database management code, libraries, scripts, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms and data formats, all versions, updates, corrections, enhancements, and modifications thereto, and all related documentation, developer notes, comments and annotations.

“Specified Deductible” shall have the meaning set forth in Section 6.4(a)(iii).

“Spectrum Divestiture” shall mean the sale, transfer or other divestiture of FCC Licenses for wireless spectrum required by, or agreed to with, any Governmental Entity in connection with obtaining a Governmental Consent, but shall not include any FCC Licenses included in any Market Divestiture (or in any Market that is subject to a Market Divestiture).

“Spectrum Divestiture Proceeds Percentage” shall mean the percentage equal to the product of (i) the Market Divestiture Proceeds Percentage (expressed as a decimal) and (ii) an amount equal to (A) 1.0 minus (B) the First Tier Divestiture Ratio.

“Spending Deficiency” shall mean an amount equal to the sum of (i) an amount (if positive) equal to (A) the product of the number of full months elapsed from the date hereof through the Closing and $215,000,000.00, plus (B) the product of the number of days in any partial month between the date hereof and the day prior to the Closing, divided by 30.5 (which amount may not be greater than 2), multiplied by $215,000,000.00, minus (C) the amount of capital expenditures made by the Company and its Subsidiaries in the period between the date hereof and the Closing, plus (ii) an amount (if positive) equal to (A) the product of the number of full months elapsed from the date hereof through the Closing and $460,000,000.00, plus (B) the product of the number of days in any partial month between the date hereof and the day prior to the Closing, divided by 30.5 (which amount may not be greater than 2), multiplied by $460,000,000.00, minus (C) the amount of expenditures made by the Company and its Subsidiaries on marketing and customer care activities in the period between the date hereof and the Closing.

“State Licenses” shall have the meaning set forth in Section 3.2(h)(ii).

“Stockholder’s Agreement” shall have the meaning set forth in the Recitals.

“Subscriber” shall mean a mobile telephone number maintained by the Company or any of its Subsidiaries and assigned to an end user of the Company’s and its Subsidiaries’ mobile wireless voice or data services that is paying the Company or any of its Subsidiaries for such service.

“Subscriber List” shall have the meaning set forth in Section 4.31(a).

“Subscriber List Dispute Notice” shall have the meaning set forth in Section 4.31(b).

“Subsidiary” shall mean, with respect to any Person, any entity, whether incorporated or unincorporated, of which (i) voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is held by the first mentioned Person and/or by any one or more of its Subsidiaries or (ii) at least 50% of the Equity Interests of such other Person is, directly or indirectly, owned or Controlled by such first mentioned Person and/or by any one or more of its Subsidiaries; provided, that for purposes of this Agreement, Cook Inlet/VS GSM VII PCS Holdings, LLC shall be deemed to be a Subsidiary of the Company.

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) shall mean all U.S. federal, state and local and non-U.S. income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Taxing Authority” means a Governmental Entity or any subdivision, agency, commission or authority thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

“Tax Return” shall mean all returns and reports (including elections, declarations, disclosures, schedules, estimates, and information returns) required to be supplied to a Taxing Authority relating to Taxes.

“Termination Date” shall have the meaning set forth in Section 7.2.

“Termination Transfer” shall have the meaning set forth in Section 7.5(b).

“Third-Party Claim” shall have the meaning set forth in Section 6.3(a).

“Third-Party Claim Notice” shall have the meaning set forth in Section 6.3(a).

“Threshold” shall have the meaning set forth in Section 6.4(a).

“Trade Secret” shall have the meaning set forth in the definition of “Intellectual Property.”

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transaction” shall have the meaning set forth in Section 2.1.

“Transfer Taxes” shall mean any and all transfer Taxes (excluding Taxes measured in whole or in part by net income or gain), including sales, use, excise, stock, stamp, documentary, filing, real estate transfer, recording, permit, license, authorization and similar Taxes.

“Transition Period” shall have the meaning set forth in Section 4.21.

“Unresolved Items” shall have the meaning set forth in Section 2.3(e).

1.2. Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) any references herein to “Dollars” and “$” are to United States Dollars;

(d) any references herein to a specific Section, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Schedules, Annexes or Exhibits of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; and

(f) references herein to any gender includes each other gender.

ARTICLE II

Purchase and Sale; Closing

2.1. Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller will cause Holding to sell, convey, assign, transfer and deliver to Purchaser, free and clear of all Encumbrances, and Purchaser will purchase, acquire and accept from Holding, all of Holding’s right, title and interest in and to the Company Shares (including, for the avoidance of doubt, the payment of the Cash Consideration and issuance of the Purchaser Shares to Seller, the “Transaction”).

2.2. Payment at Closing. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall:

(a) pay to Seller an amount in cash equal to $25,000,000,000.00 (the “Cash Consideration”);

(b) issue and deliver to Seller a number of shares of Purchaser’s Common Stock, par value $1.00 per share (the “Purchaser Common Stock”), which may be represented by one or more certificates or may be uncertificated, at Purchaser’s election, equal to the quotient obtained by dividing (i) $14,000,000,000.00, plus (A) an amount (positive or negative) equal to the Estimated Closing Free Cash Flow Adjustment Amount, minus (B) the Estimated Closing Discharged Indebtedness, minus (C) the Estimated Divestiture Adjustment Amount, by (ii) the Average Adjusted Closing Price (the “Purchaser Shares,” and, together with the Cash Consideration, the “Purchase Price”); provided, that in the event of any dividend or distribution (other than Purchaser’s customary cash dividend permitted by Section 4.17(a)), stock split, reverse stock split, stock dividend, reorganization, reclassification, merger, combination, recapitalization, or other like change with respect to or affecting shares of Purchaser Common Stock (or in respect of which a record date or effective date, as applicable, has been declared and passed), and including any stock repurchase or redemption effected on a substantially pro rata basis or in which the majority of Purchaser’s stockholders participate, prior to the Closing which affects the number of shares of Purchaser Common Stock Seller should equitably receive, such number of Purchaser Shares shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such transaction or declaration; and provided, further, that any payment hereunder to be made in the form of shares of Purchaser Common Stock shall be made only in whole shares, and any fractional shares shall be rounded up to the nearest whole share.

(c) At least 15 Business Days prior to the Closing, Purchaser may elect, by delivery of written notice to Purchaser, to increase the Cash Consideration by up to $4,200,000,000.00 and decrease the number of Purchaser Shares (a “Cash Election”). If Purchaser makes a Cash Election, the number of Purchaser Shares shall be decreased by an amount equal to the quotient obtained by dividing (i) the additional cash being paid as Cash Consideration by (ii) the Average Trading Price; provided, that in no event shall the Cash Election result in a number of Purchaser Shares being issued in the Transaction being less than 5% of the issued and outstanding shares of Purchaser Common Stock as of the Closing (after giving effect to the shares of Purchaser Common Stock issued in the Transaction).

2.3. Purchase Price Adjustment.

(a) Statement of Adjustment.

(i) At least four Business Days prior to the expected Closing Date (and in any event not more than 10 Business Days prior to the actual Closing Date), Seller shall prepare and deliver to Purchaser a statement (the “Estimated Seller Closing Statement”) consisting of a calculation in reasonable detail of the estimated Free Cash Flow Adjustment Amount (the “Estimated Closing Free Cash Flow Adjustment Amount”) and the estimated amount as of the Closing of Indebtedness of the Company and its Subsidiaries of a type included in the line items set forth on Schedule 2.3(a)(II) of the Seller Disclosure Letter (such Indebtedness as of the Closing Date, the “Closing Discharged Indebtedness,” and such estimated Closing Discharged Indebtedness, the “Estimated Closing Discharged Indebtedness”). The Estimated Seller Closing Statement shall be prepared in good faith and in accordance with the accounting principles, practices and methodologies used in the Financial Statements (the “Applicable Accounting Principles”) and using the line items set forth on Schedule 2.3(a)(I) and (II) of the Seller Disclosure Letter. Purchaser shall have the right to object to the amounts contained in the Estimated Seller Closing Statement within two Business Days after the delivery of the Estimated Seller Closing Statement to Purchaser. Seller shall in good faith consider the objections, if any, of Purchaser to the Estimated Seller Closing Statement and, if Purchaser has made any objections, will re-issue an Estimated Seller Closing Statement containing the Estimated Closing Discharged Indebtedness no later than two Business Days prior to the Closing Date with any such revisions that Seller has determined in good faith are appropriate.

(ii) At least four Business Days prior to the expected Closing Date (and in any case not more than 10 Business Days prior to the actual Closing Date), Purchaser shall prepare in good faith and deliver to Seller a statement (the “Estimated Purchaser Closing Statement”) consisting of a calculation in reasonable detail of the estimated Divestiture Adjustment Amount (the “Estimated Divestiture Adjustment Amount”). Seller shall have the right to object to the amounts contained in the Estimated Purchaser Closing Statement within two Business Days after the delivery of the Estimated Purchaser Closing Statement to Seller. Purchaser shall in good faith consider the objections, if any, of Seller to the Estimated Purchaser Closing Statement and, if

Seller has made any reasonable objections, will re-issue an Estimated Purchaser Closing Statement containing the Estimated Divestiture Adjustment Amount no later than two Business Days prior to the Closing Date with any such revisions that Purchaser has determined in good faith are appropriate.

(b) Closing Statement. As promptly as practicable following the Closing Date (but in any event within 90 days thereafter) Purchaser shall prepare, or cause to be prepared, and deliver to Seller a statement (the “Closing Statement”) consisting of a calculation in reasonable detail of the Free Cash Flow Adjustment Amount and Closing Discharged Indebtedness and a calculation of the amount, if any, payable pursuant to Section 2.3(g). The Closing Statement shall be signed by a duly authorized officer and prepared in good faith and in accordance with the Applicable Accounting Principles and using the line items set forth on Schedule 2.3(a)(I) and (II) of the Seller Disclosure Letter. Seller shall provide to Purchaser and its representatives full access to the books and records of the Company and its Subsidiaries and to any other information, including work papers of its accountants and access to employees as Purchaser shall reasonably request in connection with Purchaser’s preparation of the Closing Statement.

(c) Closing Statement Dispute Notice. The Closing Statement shall become final, binding and conclusive upon Seller and Purchaser on the 30th day following Seller’s receipt of the Closing Statement unless on or prior to such 30th day Seller delivers to Purchaser a written notice (a “Closing Statement Dispute Notice”) stating that Seller disputes one or more items contained in the Closing Statement (a “Disputed Item”) and specifying in reasonable detail each Disputed Item.

(d) Resolution Period. If Seller delivers a Closing Statement Dispute Notice, then Purchaser and Seller shall seek in good faith to resolve the Disputed Items during the 30-day period beginning on the date Purchaser receives the Closing Statement Dispute Notice (the “Resolution Period”). If Purchaser and Seller reach agreement with respect to any Disputed Items, Purchaser shall revise the Closing Statement to reflect such agreement.

(e) Independent Accountant. If Purchaser and Seller are unable to resolve all Disputed Items during the Resolution Period, then, at the request of either party, Purchaser and Seller shall jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to the Independent Accountant. Purchaser and Seller shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within 30 days after such items are submitted for review. The Independent Accountant shall make a determination with respect to the Unresolved Items only and in a manner consistent with this Section 2.3 and the Applicable Accounting Principles. Each party shall use its reasonable best efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the Unresolved Items as the Independent Accountant may request. The determination of the Independent Accountant shall be final, binding and conclusive on Purchaser and Seller absent manifest error. The fees, expenses and costs of the American Arbitration Association and the Independent Accountant shall be borne in the same proportion as the aggregate amount of the Unresolved Items that is unsuccessfully disputed by each (as determined by the Independent Accountant) bears to the total amount of the Unresolved Items submitted to the Independent Accountant.

(f) Access to Information. Purchaser shall provide promptly to Seller and its representatives full access to the books and records of the Company and its Subsidiaries and to any other information and access to employees as Seller shall reasonably request in connection with Seller’s review of the Closing Statement, including all work papers of the accountants who audited, compiled or reviewed the Closing Statement or the underlying accounting data.

(g) Final Cash Adjustment.

(i) If the Free Cash Flow Adjustment Amount as of the Closing as set forth on the final Closing Statement or as determined by the Independent Accountant, as applicable, (A) exceeds the Estimated Closing Free Cash Flow Adjustment Amount, then Purchaser shall pay Seller an amount equal to such excess, or (B) is exceeded by the Estimated Closing Free Cash Flow Adjustment Amount, then Seller shall pay Purchaser an amount equal to such excess.

(ii) If the Closing Discharged Indebtedness of the Company and its Subsidiaries as set forth on the final Closing Statement or as determined by the Independent Accountant, as applicable, (A) exceeds the Estimated Closing Discharged Indebtedness, then Seller shall pay Purchaser an amount equal to such excess, or (B) is exceeded by the Estimated Closing Discharged Indebtedness, then Purchaser shall pay Seller an amount equal to such excess.

(iii) The party that is required to make a payment pursuant to this Section 2.3 shall make such payment within five Business Days after the Closing Statement is finalized pursuant to clause (c), (d) or (e) of this Section 2.3.

(iv) Any payment under this Section 2.3(g) shall be made in cash; provided, that payments to be made by one party under this Section 2.3(g) may be set off and netted against payments to be made by the other party under this Section 2.3(g).

(h) Final Divestiture Adjustment.

(i) As promptly as practicable after the Closing Date (but in any event within 90 days thereafter) Seller shall prepare in good faith and deliver to Purchaser a statement setting forth in reasonable detail any continuing disagreements (“Divestiture Disputes”) with the Estimated Purchaser Closing Statement, a calculation in reasonable detail of the Divestiture Adjustment Amount and a calculation of the amount, if any, payable pursuant to this Section 2.3(h). Seller and Purchaser shall attempt in good faith for 30 days to resolve such Divestiture Disputes. If a resolution cannot be reached through good faith negotiation within 30 days then, at the request of either Purchaser or Seller, Purchaser and Seller shall jointly engage and submit the unresolved Divestiture Disputes to the Independent Accountant, and such Divestiture Disputes shall be resolved in accordance with Section 2.3(e) (with such Divestiture Disputes deemed to be “Unresolved Items” for this purpose).

(ii) If the Divestiture Adjustment Amount as set forth in the statement delivered pursuant to Section 2.3(h)(i) (as may be amended pursuant to Section 2.3(h)(i)) (A) exceeds the Estimated Divestiture Adjustment Amount, then Seller shall pay Purchaser an amount equal to such excess, or (B) is exceeded by the Estimated Divestiture Adjustment Amount, then Purchaser shall pay Seller an amount equal to such excess.

(iii) The party that is required to make a payment pursuant to this Section 2.3(h) shall make such payment within five Business Days after the later of the delivery of the statement pursuant to Section 2.3(h)(i) and the final determination of all Divestiture Disputes pursuant to Section 2.3(e).

(i) Divestiture Proceeds. If, in accordance with its obligations under Section 4.6, Purchaser shall be required to or have agreed to make any Divestiture Sales, then from time to time upon the receipt of any consideration in respect of assets that are or will be the subject of any Divestiture Sale or any distributions or other proceeds received or retained from such assets, but in no event later than promptly following the completion of such Divestiture Sale (or upon the subsequent receipt of any such consideration, distributions, or proceeds received following the completion of any such Divestiture Sale in respect of such Divestiture Sale), Purchaser shall pay to Seller in U.S. Dollars an amount equal to (i) with respect to a Market Divestiture, the product of (A) the fair market value of the consideration distributions or other proceeds received by Purchaser, the Company or their Subsidiaries in such Market Divestiture net of all reasonable costs and expenses, including applicable taxes (calculated using an assumed combined U.S. federal and state tax rate of 35% with respect to taxable income or gain recognized in such Divestiture Sale) and fees paid or required to be paid with respect to such Divestiture Sale, and (B) the Market Divestiture Proceeds Percentage and (ii) with respect to Spectrum Divestitures, the product of (A) the fair market value of the consideration or other proceeds received by Purchaser, the Company or their Subsidiaries in such Spectrum Divestiture net of all reasonable costs and expenses, including applicable taxes (calculated using an assumed combined U.S. federal and state tax rate of 35% with respect to taxable income or gain recognized in such Divestiture Sale) and fees paid or required to be paid with respect to such Divestiture Sale, and (B) the Spectrum Divestiture Proceeds Percentage. If any Divestiture Sale provides for potential post-closing indemnity or other payments by the Company or any of its Affiliates (including, after the Closing, Purchaser and its Affiliates) and such payments are actually made, Seller agrees to reimburse Purchaser from time to time for any difference in the amount that would have been paid to Seller pursuant to this Section 2.3(i) if the proceeds of the Divestiture Sale had been reduced by the amount of post-Closing indemnity or other payments. The provisions of this Section 2.3(i) shall not apply unless the Divestiture Adjustment Amount is greater than $0.

(j) Method of Payment, Interest, etc. Any amount paid pursuant to Section 2.3(g) or 2.3(h) shall be (i) increased by interest on such amount, compounded daily, at an annual interest rate equal to 3%, from the Closing Date to and including the date of payment based on a 365 day year, and (ii) made by wire transfer of immediately available cash funds to an account designated by the receiving party. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, payments pursuant to Section 2.3(g), 2.3(h) or 2.3(i) shall be treated as an adjustment to the Purchase Price for income Tax purposes.

2.4. Closing. The closing of the Transaction (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 9:00 A.M., local time, on the fifth Business Day following the satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time and place as the parties may agree in writing. The “Closing Date” shall be the date upon which the Closing occurs.

ARTICLE III

Representations and Warranties

3.1. Representations and Warranties Regarding Seller, Global and Holding. Seller hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing, as follows:

(a) Organization and Good Standing. Each of Seller, Global and Holding has been duly organized, is validly existing and is in good standing under the Laws of Germany. Prior to the date hereof, Purchaser has been provided with complete and correct copies of Global’s and Holding’s Organizational Documents.

(b) Authorization. Seller has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transaction. Holding has all requisite power and authority to sell the Company Shares. The execution and delivery by Seller of this Agreement, the performance of its obligations hereunder and the consummation by Seller of the Transaction have been duly authorized by all necessary action of Seller, Global and Holding. This Agreement has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles. No authorization by the stockholders of Seller is required to consummate the Transaction.

(c) No Conflicts. The execution and delivery of this Agreement by Seller, the performance of its obligations hereunder and the consummation of the Transaction, will not constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Seller, Global or Holding or (ii) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the change of any rights of Seller, Global or Holding under, or the creation of an Encumbrance on, any of the assets of Seller, Global or Holding (with or without notice, lapse of time or both) pursuant to any contract of Seller, Global or Holding, except, in the case of clause (ii) for any such breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the ability of Seller to consummate the Transaction.

(d) Ownership of Global, Holding and Company Shares.

(i) Seller is the record and beneficial owner of, and has good and valid title to, all of the issued and outstanding shares of capital stock of Global and Global is the record and beneficial owner of, and has good and valid title to, all of the issued and outstanding shares of capital stock of Holding. Holding is the record and beneficial owner of, and has good and valid title to, the Company Shares, free and clear of any Encumbrances, and consummation of the Transaction will vest good and valid title to the Company Shares in Purchaser, free and clear of any Encumbrances.

(ii) There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which Seller, Global or Holding is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, any of the Company Shares or any securities or obligations exercisable or exchangeable for, or convertible into, any of the Company Shares, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company Shares are not subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of the Company Shares.

(e) Brokers and Finders. Neither Seller, on its own behalf or on behalf of Global, Holding or the Company, nor any of Seller’s, Global’s, Holding’s or the Company’s respective officers, directors or employees has employed any broker or finder for which Seller (or a Subsidiary of Seller other than the Company and its Subsidiaries) is not responsible for such broker’s or finder’s fees or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the Transaction for which Seller (or a Subsidiary of Seller other than the Company and its Subsidiaries) is not responsible.

(f) Licenses. Schedule 3.1(f) of the Seller Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Licenses from the FCC or any PUC held by Seller and its Subsidiaries (other than the Company and its Subsidiaries).

(g) Ownership of Purchaser Common Stock. As of the date hereof, Seller does not Beneficially Own any shares of Purchaser Common Stock.

3.2. Representations and Warranties Regarding the Company and its Subsidiaries. Except as set forth in the corresponding sections of the disclosure letter delivered to Purchaser on or prior to entering into this Agreement (the “Seller Disclosure Letter”) (it being agreed that disclosure of any item in any part of the Seller Disclosure Letter shall be deemed disclosure with respect to any other part to which the relevance of such item is reasonably apparent) or as set forth in the Financial Statements, Seller hereby represents and warrants to Purchaser that as of the date hereof and as of the Closing:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Prior to the date hereof, Purchaser has been provided with complete and correct copies of each of the Company’s and its Subsidiaries’ Organizational Documents, and each as so delivered is in full force and effect.

(b) Capitalization.

(i) The authorized capital stock of the Company consists solely of 500,000,000 shares of common stock, $0.000001 par value per share (“Company Common Stock”), of which 292,669,971 shares are issued and outstanding and 10,000,000 shares of preferred stock, par value $0.001 par value per share, of which no shares are issued and outstanding. The Company Shares represent all shares of Company Common Stock issued and outstanding. All of the shares of Company Common Stock (A) have been duly authorized and validly issued, (B) are fully paid and nonassessable, and (C) were issued in compliance with all applicable Laws concerning the issuance of securities. There are no other Equity Interests of the Company issued, authorized or outstanding.

(ii) There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which the Company is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any Equity Interests of the Company or any securities or obligations exercisable or exchangeable for, or convertible into, any Equity Interests of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The outstanding shares of Company Common Stock are not subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Interests. There are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the Equity Interests of the Company.

(c) Subsidiaries.

(i) A true and complete list of the Subsidiaries of the Company as of the date hereof is set forth on Schedule 3.2(c)(i) of the Seller Disclosure Letter, and such list sets forth, with respect to each such Subsidiary, as of the date hereof (A) its jurisdiction of organization or formation, (B) the direct or indirect ownership interest of the Company in each Subsidiary, as well as the ownership interest of any other Person in each Subsidiary that is not wholly owned, directly or indirectly, by the Company, and (C) the Company’s or its Subsidiaries’ direct or indirect Equity Interests in any other Person.

(ii) All of the Equity Interests of each Subsidiary of the Company owned by the Company are owned free and clear of any Encumbrances. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which any Subsidiary of the Company is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any Equity Interests of any Subsidiary of the Company or any securities or obligations exercisable or exchangeable for, or convertible into, any Equity Interests of any Subsidiary of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(iii) All of the outstanding Equity Interests of the Subsidiaries of the Company have been duly authorized and are validly issued, fully paid and nonassessable. The outstanding Equity Interests of each Subsidiary of the Company are not subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Interests. There are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the Equity Interests of any Subsidiary of the Company. The Company does not own, directly or indirectly, any Equity Interests in any Person that is not a Subsidiary of the Company.

(d) Governmental Filings; No Conflicts.

(i) Other than the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices (A) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) European Union Council Regulation (EC) No. 139/2004 of January 20, 2004 (the “EC Merger Regulation”), (C) with or to the Federal Communications Commission (the “FCC”) pursuant to the Communications Act of 1934, as amended (the “Communications Act”), or (D) pursuant to any applicable state or territorial public utility Laws and rules, regulations and orders of any state or territorial public utility commissions (“PUCs”) or similar foreign public utility Laws and rules, regulations and orders of any regulatory bodies regulating telecommunications businesses, in respect of the jurisdictions set forth on Schedule 3.2(d) of the Seller Disclosure Letter, no notices, reports or other filings are required to be made or effected by Seller, Global, Holding, the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller, Global, Holding, the Company or its Subsidiaries from, any domestic or foreign governmental or regulatory authority, agency, commission, body or other governmental entity (“Governmental Entity”) in connection with the execution and delivery of this Agreement by Seller or the performance of its obligations hereunder, except those that the failure to make, effect, or obtain would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(ii) The execution and delivery of this Agreement by Seller, the performance of its obligations hereunder and the consummation of the Transaction will not constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of the Company or of any of its Subsidiaries; (B) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the change of any rights of the Company or any of its Subsidiaries under, or the creation of an Encumbrance (other than an Encumbrance set forth in clauses (i) through (iv) of the definition of Permitted Encumbrance) on, any of the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any contract; or (C) conflict with, breach or violate any Law applicable to Seller, Global, Holding or the Company or any of their respective Subsidiaries or by which its or by which any of their properties are bound or affected, except, in the case of clause (B) or (C), for any such breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(e) Financial Statements; Undisclosed Liabilities.

(i) Prior to the date hereof, Purchaser has been provided with complete and correct copies of the audited consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2008, 2009 and 2010 and consolidated balance sheets of the Company and its Subsidiaries as at such dates (the “Financial Statements”). The Financial Statements (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be noted therein or in the notes thereto; (B) present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the dates thereof and the consolidated results of operations and comprehensive income, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the periods then ended; and (C) accurately reflect in all material respects the books of account and other financial records of the Company and its Subsidiaries.

(ii) Neither the Company nor any of its Subsidiaries has any Liabilities except for (A) Liabilities reflected or reserved against on the balance sheet included in, or otherwise disclosed in, the Financial Statements and not heretofore paid or discharged; (B) Liabilities incurred since December 31, 2010 in the ordinary course of business consistent with past practice; or (C) Liabilities that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(f) Litigation. There is no civil, criminal or administrative action, suit, demand, claim or hearing, or, to the Knowledge of the Company, proceeding or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except those that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect and those first arising after the date hereof in the ordinary course of business. Neither the Company nor any of its Subsidiaries is a party to, or subject to the provisions of, any judgment, order, writ, injunction, decree or award of any Governmental Entity that was issued by the FCC that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. No representation or warranty is made in this Section 3.2(f) with respect to Tax matters, which shall be governed exclusively by Section 3.2(g) (Employee Benefits) and 3.2(l) (Taxes), or environmental matters, which shall be governed exclusively by Section 3.2(k) (Environmental Matters).

(g) Employee Benefits.

(i) All benefit and compensation plans, contracts, agreements, policies or arrangements sponsored or contributed to by the Company or any of its Subsidiaries (or for which the Company or any of its Subsidiaries could have any liability), including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and employment agreements, deferred compensation, change of control, retention, stock option, stock purchase, stock appreciation, stock based, incentive, severance and bonus plans (other than any immaterial benefit plans) (the “Benefit Plans”) in effect as of the date hereof are listed on Schedule 3.2(g) of the Seller Disclosure Letter. True and complete copies of all Benefit Plans listed on Schedule 3.2(g) of the Seller Disclosure Letter, and of all related material funding documents, have been provided or made available to Purchaser prior to the date hereof.

(ii) Each Benefit Plan was established and, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, has been maintained and administered in compliance in all respects with the terms thereof and the applicable requirements of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and any other applicable Law. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”) with respect to its qualified status under Section 401(a) of the Code or has pending or has time remaining in which to file an application for such determination from the IRS (or the Company and its Subsidiaries are entitled to rely on a favorable opinion or advisory letter issued by the IRS in accordance with Revenue Procedure 2005-16 with respect to the qualified status of the plan document), and, to the Knowledge of the Company, there is no fact or circumstance that exists that would, individually or in the aggregate, reasonably be likely to give rise to the revocation of such qualified status. All contributions required to be made under the terms of any Benefit Plan (including all employer contributions and employee salary reduction contributions) have been timely made or are reflected in the Financial Statements as at the dates thereof. No event has occurred and no condition exists that would, individually or in the aggregate, reasonably be likely to subject the Company or any of its Subsidiaries to any material Tax, fine, lien, penalty or other liability imposed by ERISA or the Code in respect of any Benefit Plan.

(iii) Neither the Company nor any ERISA Affiliate maintains or contributes to or has within the past six complete calendar years maintained or contributed to, or been required to contribute to, an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA, is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or is a multiple employer plan (within the meaning of Section 4063 of ERISA or Section 413(c) of the Code) or, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, has any liability, directly or indirectly, with respect to such plans. Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or local law or as is reflected on the Financial Statements, neither the Company nor any ERISA Affiliate is obligated to provide any retiree health or life insurance benefits to any employee or former employees of the Company or any ERISA Affiliate.

(iv) Excluding claims for benefits under any Benefit Plan and except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (A) there is no action, suit, audit or claim or, to the Knowledge of the Company, proceeding or investigation pending against or involving or threatened against or involving any Benefit Plan before any court or arbitrator or any Governmental Entity, or federal, state or local official that would, individually or in the aggregate, reasonably be likely to subject the Company or any of its Subsidiaries to a material liability, except those first arising after the date hereof in the ordinary course of business and (B) to the Knowledge of the Company, there are no facts or circumstances existing that would, individually or in the aggregate, reasonably be likely to give rise to such actions, suits, audits, claims or proceedings.

(v) There has been no amendment to or announcement by, the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan that would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vi) Neither the execution of this Agreement nor the consummation of the Transaction will (whether alone or in connection with any other event(s)): (A) entitle any employee of the Company or any of its Subsidiaries to severance pay or any increase in severance pay (or other compensation or benefits) upon any termination of employment; (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, or increase the amount payable pursuant to, any of the Benefit Plans; (C) limit or restrict the right of the Company or any of its Subsidiaries or, after the consummation of the Transaction, Purchaser or any of its Subsidiaries, to merge, amend or terminate any of the Benefit Plans (other than solely pursuant to applicable Law); or (D) result in payments under any of the Benefit Plans that would not be deductible under Section 280G of the Code.

(vii) No Benefit Plan provides any person with any amount of additional compensation if such individual is provided amounts subject to excise or additional taxes imposed under Sections 409A or 4999 of the Code.

(viii) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is, except as would not result in a material liability, in documentary compliance with Section 409A of the Code and the guidance provided thereunder and has been operated and administered in compliance in all material respects with Section 409A of the Code and the guidance provided thereunder.

(h) Compliance with Laws; Licenses.

(i) The business of the Company and its Subsidiaries has not been, and is not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law or any rule, regulation, guideline, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is, to the Knowledge of the Company, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect; provided, that such exception shall not apply to such investigations or reviews by the FCC or the Department of Justice. The Company and its Subsidiaries each has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect (the “Material Licenses”).

(ii) Schedule 3.2(h)(ii) of the Seller Disclosure Letter sets forth a true and complete list, as of the date hereof, of (A) all Material Licenses and, to the extent not otherwise constituting Material Licenses, all Licenses issued or granted to the Company or any of its Subsidiaries by the FCC and all leases for the use of wireless spectrum licensed to other FCC licensees (such licenses and leases, “FCC Licenses”) (other than point to point microwave licenses, business radio licenses, experimental licenses and

Section 214 certificates), all Licenses issued or granted to the Company or any of its Subsidiaries by PUCs regulating telecommunications businesses (“State Licenses”), and all Licenses issued or granted to the Company or any of its Subsidiaries by foreign Governmental Entities regulating telecommunications businesses (collectively with the Material Licenses, FCC Licenses and State Licenses, the “Communications Licenses”); (B) all pending applications for Licenses that would be Communications Licenses if issued or granted; and (C) all pending applications by the Company or any of its Subsidiaries for modification, extension or renewal of any Communications License. Each of the Company and its Subsidiaries is in compliance with its obligations under each of the FCC Licenses and the rules and regulations of the FCC, and with its obligations under each of the FCC Licenses and State Licenses, in each case, except for such failures to be in compliance with Licenses that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. To the Knowledge of the Company, there is not pending or threatened before the FCC, the Federal Aviation Administration (the “FAA”) or any other Governmental Entity any proceeding, notice of violation, order of forfeiture or complaint or investigation against the Company or any of its Subsidiaries relating to any of the Communications Licenses, in each case, except that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The FCC actions granting all FCC Licenses, together with all underlying construction permits, have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to the Knowledge of the Company, threatened any application, petition, objection or other pleading with the FCC, the FAA or any other Governmental Entity that challenges or questions the validity of or any rights of the holder under any such FCC License, in each case, except that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(iii) Except for immaterial matters, Seller validly holds the FCC Licenses and the FCC Licenses are validly issued in the name of the Company or one of its Subsidiaries. The FCC Licenses are in full force and effect and are free and clear of all Encumbrances or any restrictions which might, individually or in the aggregate, limit the full operation of the FCC Licenses in any material respect.

(iv) All of the currently operating cell sites and microwave paths of the Company and its Subsidiaries in respect of which a filing with the FCC was required have been constructed and are currently operated as represented to the FCC in currently effective filings, and modifications to such cell sites and microwave paths have been preceded by the submission to the FCC of all required filings, in each case, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(v) All transmission towers owned or leased by the Company and its Subsidiaries are obstruction-marked and lighted by the Company or its Subsidiaries to the extent required by, and in accordance with, the rules and regulations of the FAA (the “FAA Rules”), except that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Appropriate notification to the FAA has been made for each transmission tower owned or leased by the Company and its Subsidiaries to the extent required to be made by the Company or any of its Subsidiaries by, and in accordance with, the FAA Rules, in each case, except that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(vi) Neither the Company nor any of its Subsidiaries holds any FCC Licenses through a partnership, joint venture or other Person that is not a Subsidiary of the Company.

(vii) The Company does not hold any License to offer, and does not offer, any services or features other than wireless voice and data services and features, and any ancillary services or features thereto. The Company and its Subsidiaries do not conduct any business other than the Business.

(viii) No representation or warranty is made in this Section 3.2(h) with respect to Tax matters, which shall be governed exclusively by Sections 3.2(g) (Employee Benefits) and 3.2(l) (Taxes), or environmental matters, which shall be governed exclusively by Section 3.2(k) (Environmental Matters).

(i) Absence of Certain Changes. Since December 31, 2010 and, prior to the date hereof, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practice, and there has not been any:

(i) change in the financial condition, properties, assets, liabilities, business, prospects or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2010) that, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect;

(ii) merger or consolidation between the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Company, or any restructuring, reorganization or complete or partial liquidation or similar transaction or the entry into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquisition of assets outside of the ordinary course of business consistent with past practice;

(iv) creation or incurrence of (x) any Encumbrance on any FCC licenses or (y) any Encumbrance (other than any Encumbrance set forth in clauses (i) through (iv) of the definition of Permitted Encumbrances) on the other assets of the

Company or its Subsidiaries that are, individually or in the aggregate, material to the Company or any of its Subsidiaries;

(v) loan, advance, guarantee or capital contribution to, or investment in any Person (other than any of the foregoing to or on behalf of the Company or any direct or indirect wholly-owned Subsidiary of the Company and other than loans or advances to employees and contractors in the ordinary course of business consistent with past practices in an amount not to exceed $250,000 individually);

(vi) material damage, destruction or other casualty loss with respect to any material asset, or Owned Real Property, Leased Real Property or property otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(vii) declaration, setting aside or payment of any non-cash distribution with respect to any Equity Interests of the Company or any of its Subsidiaries (except for distributions by any direct or indirect wholly-owned Subsidiary of the Company);

(viii) incurrence of any Indebtedness for borrowed money other than from Seller or any of its wholly-owned Subsidiaries;

(ix) material change in any method of financial accounting or accounting practice by the Company or any of its Subsidiaries, except for any such change required by changes in GAAP or applicable Law;

(x) increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice);

(xi) fundamental change to any of the important elements of the network technologies or principal billing systems of the Company and its Subsidiaries (excluding system upgrades, equipment replacement and similar matters, in each case within the same fundamental framework of such network technologies and billing systems); or

(xii) agreement to do any of the foregoing.

(j) Insurance. All material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”), together with adequately capitalized self-insurance arrangements, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such Insurance Policies that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any material Insurance Policy.

(k) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect:

(i) since the date that is four years prior to the date hereof, the Company and its Subsidiaries have been in compliance with all applicable Environmental Laws and have not incurred any Liabilities concerning any Environmental Laws with respect to the business of the Company and its Subsidiaries;

(ii) there are no writs, injunctions, decrees, awards, orders or judgments outstanding, or any actions, suits, demands, claims or hearings or, to the Knowledge of the Company, proceedings or investigations pending or, to the Knowledge of the Company, threatened, relating to compliance with, or Liability under, any Environmental Law affecting the business of the Company and its Subsidiaries, other than those first arising after the date hereof in the ordinary course of business;

(iii) to the Knowledge of the Company, there has been no release, threatened release, contamination or disposal of Hazardous Substances at any property currently or formerly owned or operated in connection with the business of the Company and its Subsidiaries (including in soils, groundwater, surface water, buildings or other structures) or at any third-party property, or from any waste generated by the Company or any of its Subsidiaries or any legally responsible predecessor corporation thereof, that has given or would, individually or in the aggregate, reasonably be likely to give rise to any Liability under any Environmental Law for which the Company or any of its Subsidiaries would incur or share Liability; and

(iv) there are no consent decrees, orders or similar agreements with any Governmental Entity imposing restrictions on the ownership, use or transfer of any real property relating to, or derived from, any Environmental Law, and there are no indemnification or other agreements with any third party (other than ordinary course provisions in leases of real property or in agreements for the acquisition or disposition of assets or businesses) relating to any Liability or potential Liability under any Environmental Law.

(l) Taxes. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)(A) All Tax Returns required to be filed by, or on behalf of, or with respect to, the Company and each of its Subsidiaries have been timely filed (taking into account extensions) with the appropriate Taxing Authority and all such Tax Returns are true and complete, and (B) the Company has, or has caused each of its Subsidiaries to, duly and timely pay all Taxes due and payable, including Taxes required to be withheld from amounts owing to any employee, creditor, shareholder or other third party, except in each case of clauses (A) and (B), with respect to matters contested in good faith or for which adequate reserves have been established, in accordance with GAAP, in the most recent Financial Statements, as adjusted to reflect operations in the ordinary course of business since the date thereof.

(ii) All deficiencies or assessments made in writing as a result of any audit, examination or investigation by any Taxing Authority of Tax Returns of the Company and its Subsidiaries that are due and payable have been fully paid, and no other audits, examination or investigations by any Taxing Authority relating to any Tax Returns of the Company and its Subsidiaries are in progress. Neither the Company nor any of its Subsidiaries have received written notice from any Taxing Authority of the commencement of any audit, examination or investigation not yet in progress. There is no action, suit, demand, claim or hearing or, to the Knowledge of the Company, proceeding, relating to Taxes pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries.

(iii) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification, Tax allocation or Tax sharing agreement pursuant to which the Company or any of its Subsidiaries, as applicable, will have any obligation to make any payments after the Closing Date, other than (A) any agreements solely among the Company and/or its Subsidiaries and (B) Tax provision in loan agreements, leases, license agreement and other commercial agreements the principal purpose of which does not relate to Taxes. Neither the Company nor any of Subsidiaries is or could be liable for Taxes of any Person (other than of a member of the affiliated group for U.S. federal income tax purposes of which the Company or any of its Subsidiaries is or was the common parent) (A) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, or (C) otherwise, for any taxable period (or portion thereof) ending on or before the Closing Date for which the applicable statute of limitations (including extensions) is not closed.

(iv) In the past five years, the Company has not received any IRS private letter ruling or entered into any closing agreements within the meaning of Section 7121 of the Code relating to or with respect to the income and/or assets of the Company or any of its Subsidiaries. There are no pending requests by the Company or any of its Subsidiaries for an IRS private letter ruling.

(v) There are no Encumbrances for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(vi) Within the preceding three years, no written claim has been received by the Company or any of its Subsidiaries from a Taxing Authority in any jurisdiction where the Company or any of its Subsidiaries does not file income or franchise Tax Returns asserting that the Company or any of its Subsidiaries is or may be subject to taxation by such jurisdiction.

(vii) Neither the Company nor any of its Subsidiaries has granted any currently effective waiver, extension or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return, nor has any request for any such waiver, extension or consent been made.

(viii) Within the preceding three years, neither the Company nor any of its Subsidiaries has been a distributing or controlled corporation in a transaction to which Section 355 of the Code applies.

(ix) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations.

(m) Labor Matters.

(i) As of the date hereof, none of the Company or its Subsidiaries is party to or otherwise bound by any labor and collective bargaining agreements, contracts or other agreements or understandings with a labor union or labor organization.

(ii) To the Knowledge of the Company and as of the date hereof, neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization.

(iii) As of the date hereof, no material labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has there been since December 31, 2008.

(n) Intellectual Property.

(i) All Intellectual Property owned or held exclusively by the Company and its Subsidiaries (“Owned Intellectual Property”) is exclusively owned or held (beneficially and of record, where applicable) by the Company or one of its Subsidiaries, free and clear of all Encumbrances (other than Permitted Encumbrances), and is not subject to any open source or similar license agreement or distribution model, or to any commitments to any standards-setting or similar organization, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The Owned Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or their rights to, such Intellectual Property, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(ii) The Company and its Subsidiaries have sufficient rights to use all material Intellectual Property used in, or necessary for the conduct of their business as presently conducted, all of which rights shall survive unchanged the consummation of the Transaction. The Company and its Subsidiaries have taken commercially reasonable measures to protect the Owned Intellectual Property, and to protect the confidentiality of all Trade Secrets that are owned, used or held for use by the Company and its Subsidiaries. The Company and each of its Subsidiaries maintains a policy requiring that upon their hire, employees of the Company and its Subsidiaries execute confidentiality and intellectual property assignment agreements which prohibit such employees from disclosing the Company’s and its Subsidiaries’ Trade Secrets and confidential information without the written approval of an officer of the Company and which assign to the Company all Intellectual Property rights developed by such employees during the course of their employment with the Company or its Subsidiaries.

(iii) Neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party in the past six years, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. There is no litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registrability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property right of the Company or its Subsidiaries.

(iv) The material IT Assets used by the Company or any of its Subsidiaries operate and perform as needed by the Company and its Subsidiaries to adequately conduct their respective businesses as presently conducted and, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the data therein have not been subject to unauthorized access by any Person.

(o) Contracts.

(i) Schedule 3.2(o) of the Seller Disclosure Letter lists all Material Contracts in effect as of the date hereof (other than Intellectual Property Contracts that are to be delivered pursuant to Section 4.2(a)(iv)). The term “Material Contracts” means all of the following types of Company Contracts (other than Organizational Documents of the Company and its Subsidiaries, Benefit Plans or other agreements related to employee benefits and agreements related to labor matters to the extent that such items are provided for in Sections 3.2(g) (Employee Benefits) and 3.2(m) (Labor Matters), respectively):

(A) Company Contracts evidencing Indebtedness for borrowed money with a principal amount greater than $100,000,000.00;

(B) joint venture, partnership, limited partnership or limited liability company agreements relating to the formation, creation, operation, existence, management or control of any joint venture, partnership, limited partnership or limited liability company that is not wholly owned, directly or indirectly by the Company;

(C) each Company Contract for distribution, supply, inventory, purchase, license or advertising or similar agreement that is reasonably likely to involve consideration of more than $300,000,000.00 in the aggregate in any 12-month period, other than any such contract that can be cancelled without penalty or further payment on 90 or fewer days’ notice;

(D) stock purchase agreements, asset purchase agreements and other Company Contracts relating to the acquisition, lease or disposition by the Company or any of its Subsidiaries of assets and properties or any Equity Interest of the Company or any of its Subsidiaries for consideration in excess of $100,000,000.00 or under which the Company or any of its Subsidiaries has any indemnification obligations or any other on-going obligations that would reasonably be likely to result in payments in excess of $50,000,000.00;

(E) Company Contracts that are reasonably likely to involve consideration of more than $300,000,000.00 in any 12-month period or involved consideration of more than $300,000,000.00 in the aggregate during calendar year 2010 or $600,000,000.00 in the aggregate over the term of such Company Contract;

(F) any Company Contract that would reasonably be likely to involve consideration of more than $50,000,000.00 in any 12-month period that is an interconnection, bundling or similar agreement in connection with which the equipment, networks and services of the Company or any of its Subsidiaries are connected to those of another service provider in order to allow their respective customers access to each other’s services and networks (except for those that are terminable, without penalty, on 12 months or less notice);

(G) any Company Contract that would reasonably be likely to involve consideration of more than $100,000,000.00 in any 12-month period that is an agency, dealer, reseller, franchise or other similar contract (except for those that are terminable, without penalty, on 90 days or less notice);

(H) any Company Contract that would reasonably be likely to involve consideration of more than $50,000,000.00 in any 12-month period that contains any commitment to (1) provide wireless services coverage in a particular geographic area, (2) build out tower sites in a particular geographic area, or (3) pay for a specified number of minutes of roaming usage of a third party’s network regardless of the amount of actual usage (except for those that are terminable, without penalty, on 12 months or less notice);

(I) roaming Company Contracts that would reasonably be likely to involve consideration of more than $100,000,000.00 in any 12-month period that cannot be terminated on 30 days or less notice;

(J) Company Contracts that (1) purport to limit in any material respect either the type of business in which the Company or any of its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business or purport to create any material exclusive relationship, (2) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries as a result of the consummation of the Transaction, (3) grant “most favored nation” status to any third party that paid or received consideration of more than $50,000,000.00 in any 12-month period or, (4) are requirements contracts that would reasonably be likely to involve consideration of more than $50,000,000.00 in any 12-month period, (5) are of the type specified in clause (1) (without regard to the materiality qualifier) and purport to bind Purchaser or any of its Affiliates (in addition to the Company and/or its Subsidiaries) after the Closing (other than any Company Contracts between Purchaser or its Affiliates, on the one hand, and the Company and its Subsidiaries, on the other hand), or (6) are of the type specified in clauses (3) and (4) and purport to bind Purchaser or any of its Affiliates (in addition to the Company and/or its Subsidiaries) after the Closing (other than any Company Contracts between Purchaser or its Affiliates, on the one hand, on the one hand, and the Company and its Subsidiaries, on the other hand); and

(K) Company Contracts that would reasonably be likely to involve consideration of more than $20,000,000.00 in any 12 month period pursuant to which the Company or any of its Subsidiaries licenses Intellectual Property to or from any Person (“Intellectual Property Contracts”).

(ii) Prior to the date hereof, Purchaser has been provided with complete and correct copies of each Material Contract (other than Intellectual Property Contracts that are to be delivered pursuant to Section 4.2(a)(iv)) listed on Schedule 3.2(o) of the Seller Disclosure Letter, including amendments thereof and exhibits, annexes and schedules thereto. To the Knowledge of the Company, as of the date hereof, each Material Contract is in full force and effect and valid, binding and enforceable against the other parties thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equity principles. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other Person is in breach or violation of, or default under, any Material Contract, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. To the Knowledge of the Company, no event has occurred that would result in a breach of or default under, require any consent or other action by any Person under, or give rise to any penalty or right of termination, cancellation or acceleration of any right or obligation of the Company or its Subsidiaries to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under (in each case, with or without notice or lapse of time, or both), any Material Contract, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(p) Sufficiency and Ownership of Assets; Business.

(i) The assets owned by the Company and its Subsidiaries, together with their respective rights that survive following the Closing in other assets, constitute all the assets, properties and rights (A) necessary to conduct the Business as presently conducted by the Company and its Subsidiaries in all material respects; (B) necessary for Purchaser and its Affiliates to continue to operate and conduct the Business as presently conducted or proposed to be conducted by the Company and its Subsidiaries in all material respects; and (C) used to generate the results of the Company and its Subsidiaries set forth in the Financial Statements, other than assets disposed of in the ordinary course of business.

(ii) All of the wireless telecommunications business of Seller and its Affiliates in the United States is operated by the Company and its Subsidiaries and is included in the Business other than businesses owned by Seller and its Affiliates (other than the Company and its Affiliates) that are excluded from the non-competition provisions in the Stockholder’s Agreement. Neither the Company nor any of its Subsidiaries operates any of its business or offers any services outside of the United States.

(q) Subscribers. Schedule 3.2(q) of the Seller Disclosure Letter sets forth as of December 31, 2010 (i) the total number of Subscribers and (ii) the total number of Subscribers in each market.

(r) Related-Party Agreements. As of the date hereof, there are no agreements between the Company or any of its Subsidiaries, on the one hand, and Seller and/or any of its Affiliates (other than the Company and its Subsidiaries), on the other hand, that are material to any significant component of the operations of the Business of the Company and its Subsidiaries or are not on arms-length terms taken as a whole, other than as set forth on Schedule 3.2(r) of the Seller Disclosure Letter, and Seller has provided Purchaser with copies of all such agreements.

(s) Prohibited Payments. To the Knowledge of the Company, none of Seller, the Company, any of its Subsidiaries or any of their respective directors, officers, agents, employees or other Persons associated with them or acting on their behalf has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

3.3. Representations and Warranties of Purchaser. Except as set forth in the Purchaser SEC Reports filed with the SEC after December 31, 2010 and prior to the date hereof (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections of the disclosure letter delivered to Seller by Purchaser on or prior to entering into this Agreement (the “Purchaser Disclosure Letter”) (it being agreed that disclosure of any item in any part of the Purchaser Disclosure Letter shall be deemed disclosure with respect to any other part to which the relevance of such item is reasonably apparent), Purchaser hereby represents and warrants to Seller, as of the date hereof and as of the Closing, as follows:

(a) Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to own and operate its properties and assets and to carry on its business as presently conducted. Prior to the date hereof, Seller has been provided with complete and correct copies of Purchaser’s Organizational Documents, and each as so delivered is in full force and effect.

(b) Capitalization.

(i) The authorized capital stock of Purchaser consists of 14,000,000,000 shares of Purchaser Common Stock, of which 5,918,046,287 shares were issued and outstanding as of the close of business on March 18, 2011, and 10 million shares of preferred stock (“Purchaser Preferred Stock”), of which no shares were issued and outstanding as of the close of business on March 18, 2011. All of the Purchaser Common Stock and Purchaser Preferred Stock (A) have been duly authorized and validly issued, (B) are fully paid and nonassessable, and (C) were issued in compliance with all applicable Laws concerning the issuance of securities. There are no other Equity Interests of Purchaser issued, authorized or outstanding.

(ii) As of the date hereof there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which Purchaser is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any Equity Interests of Purchaser, or any securities or obligations exercisable or exchangeable for, or convertible into, any Equity Interests of Purchaser, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon issuance, the Purchaser Shares will not be subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Interests other than the Stockholder’s Agreement.

(c) Authorization. Purchaser has all requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transaction. The execution and delivery by Purchaser of this Agreement, the performance of its obligations hereunder and the consummation by Purchaser of the Transaction have been duly authorized by all necessary action of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles. No authorization by the stockholders of Purchaser is required to consummate the Transaction.

(d) Governmental Filings; No Conflicts.

(i) Other than the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices (A) under the HSR Act or the EC Merger Regulation, (B) with or to the FCC pursuant to the Communications Act, or (C) any applicable public utility Laws and rules, regulations and orders of any PUCs or similar foreign public utility Laws and rules, regulations and orders of any regulatory bodies regulating telecommunications businesses set forth on Schedule 3.3(d) of the Purchaser Disclosure Letter, no notices, reports or other filings are required to be made by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from, any Governmental Entity in connection with the execution and delivery of this Agreement by Purchaser or the performance of its obligations hereunder, except those that the failure to make, effect, or obtain would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

(ii) The execution and delivery of this Agreement by Purchaser, the performance of its obligations hereunder and the consummation of the Transaction will not constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of Purchaser; (B) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of an Encumbrance (other than an Encumbrance set forth in clauses (i) through (iv) of the definition of Permitted Encumbrance) on, any of the assets of Purchaser (with or without notice, lapse of time or both) pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon Purchaser, or (C) conflict with, breach or violate any Law applicable to Purchaser or by which its properties are bound or affected, except, in the case of clause B) or (C) above, for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

(e) Purchaser SEC Reports; Financial Statements.

(i) Purchaser has filed or furnished, as applicable, on a timely basis all Purchaser SEC Reports since December 31, 2009. Each of the Purchaser SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Purchaser SEC Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Purchaser SEC Reports did not, and any Purchaser SEC Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Each of the audited consolidated statements of income, changes in stockholders’ equity and cash flows of Purchaser and its consolidated Subsidiaries included in or incorporated by reference into the Purchaser SEC Reports (including any related notes and schedules) (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved; (B) present fairly, in all material respects, the consolidated financial position of Purchaser and its consolidated Subsidiaries as at the dates thereof and the consolidated results of income, changes in stockholders’ equity and cash flows of Purchaser and its consolidated Subsidiaries for the periods then ended; and (C) accurately reflect in all material respects the books of account and other financial records of Purchaser and its consolidated Subsidiaries.

(iii) Purchaser does not have any Liabilities except for Liabilities reflected or reserved against on Purchaser’s consolidated audited balance sheet as of December 31, 2010 (or the notes thereto) and not heretofore paid or discharged or Liabilities that would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

(f) Absence of Certain Changes. Since December 31, 2010 and prior to the date hereof, Purchaser has conducted its business only in, and has not engaged in any material transaction other than in accordance with, the ordinary course of such business consistent with past practice, and there has not been any:

(i) merger or consolidation between Purchaser or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of Purchaser, or any restructuring, reorganization or complete or partial liquidation or similar transaction or the entry into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(ii) acquisition of assets outside of the ordinary course of business consistent with past practice;

(iii) creation or incurrence of any Encumbrance (other than any Permitted Encumbrance) on the assets of Purchaser or its Subsidiaries, individually or in the aggregate, material to Purchaser or any of its Subsidiaries;

(iv) material damage, destruction or other casualty loss with respect to any material asset, or property otherwise used by Purchaser or any of its Subsidiaries, whether or not covered by insurance;

(v) material change in any method of financial accounting or accounting practice by the Company or any of its Subsidiaries, except for any such change required by changes in GAAP or applicable Law; or

(vi) agreement to do any of the foregoing.

(g) Purchaser Material Adverse Effect. Since December 31, 2010 and through the date hereof, there has been no Purchaser Material Adverse Effect.

(h) Dividends and Repurchases. Since December 31, 2010 and through the date hereof, Purchaser has not made, other than with respect to dividends on Purchaser Common Stock in the ordinary course consistent with past practice, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of Purchaser Common Stock or any repurchase or other acquisition by Purchaser of any outstanding shares of Purchaser Common Stock.

(i) Brokers and Finders. Neither Purchaser nor any of its officers, directors or employees has employed any broker or finder for which Purchaser or a Subsidiary of Purchaser is not responsible for such broker’s or finder’s fees or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the Transaction for which Purchaser or a Subsidiary of Purchaser is not responsible.

(j) Purchaser Shares.

(i) Upon issuance, the Purchaser Shares will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any option, call, preemptive, subscription or similar rights under any provision of applicable Law, the Organizational Documents of Purchaser or any of its Subsidiaries.

(ii) At the Closing, Purchaser will have sufficient authorized but unissued shares or treasury shares of Purchaser Common Stock for Purchaser to meet its obligation to deliver the Purchaser Shares under this Agreement. Upon consummation of the Transaction, Seller shall acquire good and valid title to the Purchaser Shares.

ARTICLE IV

Covenants

4.1. Interim Operations. Except with Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Seller shall cause each of the Company and its Subsidiaries (i) to conduct its business in the ordinary course and, to the extent consistent therewith, use its commercially reasonable efforts to (A) preserve its business organizations intact, (B) maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates, and (C) keep available the services of its present employees and agents; and (ii) not to (other than as set forth in the corresponding section of the Seller Disclosure Letter):

(a) amend its Organizational Documents;

(b) merge or consolidate with any other Person;

(c) acquire assets outside of the ordinary course of business consistent with past practice from any other Person with a value or purchase price in the aggregate in excess of $50,000,000.00 or that would have any possibility of preventing or delaying the Closing beyond the Termination Date;

(d) issue, sell, pledge, dispose of, grant, transfer, Encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or other Encumbrance of, any Equity Interests of the Company or any of its Subsidiaries (other than the issuance of Equity Interests (i) by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary or (ii) by the Company to Seller), securities convertible or exchangeable into, or exercisable for, any Equity Interests or any options, warrants or other rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities;

(e) create or incur any Encumbrance (other than a Permitted Encumbrance) on the assets of the Company or any of its Subsidiaries that, individually or in the aggregate, is material to the Company or any of its Subsidiaries;

(f) make any loans, advances, guarantees or capital contributions to or investments in any Person, other than (x) any of the foregoing to or on behalf of the Company or any direct or indirect wholly-owned Subsidiary of the Company, or (y) in the ordinary course of business consistent with past practice and which do not have any possibility of preventing or delaying the Closing beyond the Termination Date;

(g) declare, set aside, make or pay any (i) cash distributions or dividends in any month that in the aggregate are in excess of the lesser of (A) $150,000,000.00 and (B) the amount of Free Cash Flow generated by the Company and its Subsidiaries for the preceding month, prorated for the month in which this Agreement is entered into, and for the month in which the Closing occurs; provided, that if distributions or dividends in respect of any month shall have been less than $150,000,000.00 as a result of the foregoing limitation or otherwise, Seller shall be entitled to make additional cash distributions at any time or from time to time up to an amount equal to the lesser of (x) Free Cash Flow for the period since the date of this Agreement and (y) the product of (A) $150,000,000.00 and (B) the number of whole and, without duplication, partial months in such period, or (ii) non-cash distributions or dividends, payable in stock, property or otherwise, with respect to any of its Equity Interests (except for non-cash distributions paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary) or enter into any agreement with respect to the voting of its Equity Interests;

(h)(i) incur any Indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for Indebtedness incurred in the ordinary course of business consistent with past practice that is satisfied in full at or prior to the Closing, or (ii) amend, modify, supplement or waive the terms of any existing Indebtedness, debt securities or warrants or other rights to acquire debt securities of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice;

(i) except as contemplated by the capital budget set forth in the business plan set forth on Schedule 4.16 of the Seller Disclosure Letter, make or authorize any payment of, or accrual or commitment for, capital expenditures in excess of $25,000,000.00 in the aggregate in any consecutive six-month period (or $50,000,000.00 in the event of an increase in data demand in the Business significantly in excess of the demand anticipated on the date hereof);

(j) amend, supplement, waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, its rights or interests under or in any Material Contract, or enter into any Intercompany Contract or Company Contract that would be a Material Contract if in effect as of the date hereof;

(k) enter into any Intercompany Contract or amend, modify or waive any Intercompany Contract in any manner that would result in the Company or its Subsidiaries paying to the other parties thereto aggregate consideration greater than that provided for in the copies of Intercompany Contracts provided to Purchaser pursuant to Section 4.2(a)(v);

(l) make any changes with respect to material financial accounting policies or procedures, except as required by changes in GAAP;

(m)(i) enter into any line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto (including ancillary Internet services), including any current line of business and products and services reasonably ancillary thereto, in any geographic area for which the Company or any of its Subsidiaries currently holds a FCC License authorizing the conduct of such business, product or service in such geographic area, (ii) except as currently conducted, engage in the conduct of any business in any state that would require the receipt or transfer of a Communications License or any other License issued by any Governmental Entity authorizing operation or provision of any communication services or foreign country that would require the receipt or transfer of, or application for, a License to the extent such License would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transaction, or (iii) enter into any business or operations outside of the United States;

(n) file for any Company License the receipt of which would reasonably be likely to prevent, materially impair or materially delay consummation of the Transaction;

(o) settle any litigation or other proceedings before a Governmental Entity for an amount in excess of $15,000,000.00;

(p) except to the extent otherwise required by Law, make or change any Tax election, change any method of Tax accounting or settle or finally resolve any controversy with respect to Taxes for an amount that materially exceeds the amount reserved with respect thereto in the most recent Financial Statements, in each case, if such action would have an adverse affect on the Company or Purchaser that is more than immaterial;

(q) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of (i) any Communications Licenses or wireless spectrum and (ii) except in the ordinary course of business consistent with past practice, any other Licenses, assets, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries that are material to the Business, other than pursuant to Company Contracts in effect prior to the date hereof;

(r) other than as may be required by applicable Law or pursuant to the existing terms and conditions of any Benefit Plan as in effect on the date hereof, (i) terminate, establish, adopt or amend any Benefit Plan other than the adoption of annual Benefit Plans in the ordinary course of business consistent with past practice and amendments to health and welfare plans (other than severance plans) that do not increase benefits or result in materially increased administrative costs, (ii) grant any salary or wage increase, other than to increase salary and wages for employees by no more than 4% in the aggregate in the ordinary course of business consistent with past practice, (iii) pay aggregate bonus or incentive compensation other than in the ordinary course consistent with past practice, (iv) (x) grant any new compensation award, other than bonus awards and cash-based long term incentive compensation awards, in each case in amounts and on terms that are in the ordinary course of business consistent with past practice; provided, however, that no new awards shall be granted under the Phantom Share Plan, (y) amend the terms of outstanding compensation awards other than in a manner that does not increase the amounts payable or accelerate the timing of any payment under such awards and in the ordinary course of business consistent with past practice, or (z) change the compensation opportunity under any Benefit Plan, (v) pay any severance other than in the ordinary course of business consistent with past practice in connection with employees’ entering into and not revoking a release of claims against the Company in connection with terminations of employment, (vi) take any action to accelerate the vesting or payment, or fund or secure the payment, of any amounts under any Benefit Plan, (vii) change any assumptions used to calculate funding or contribution obligations under any Benefit Plan, other than as required by GAAP, (viii) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries, or (ix) voluntarily establish or adopt any collective bargaining agreement;

(s) transfer, sell, lease, license, divest or otherwise dispose of any transmission towers owned or leased by the Company or any of its Subsidiaries (it being understood that the foregoing shall not apply to the decommisions of towers in the ordinary course of business consistent with past practice);

(t) purchase, lease or otherwise acquire any wireless spectrum;

(u) make a fundamental change to any of important elements of the network technologies or principal billing systems of the Company and its Subsidiaries (excluding system upgrades, equipment replacement and similar matters, in each case within the same fundamental framework of network technologies and billing systems); or

(v) authorize or enter into an agreement to do any of the foregoing.

4.2. Access; Post-Signing Deliverables.

(a)(i) Prior to the Closing, upon reasonable notice, and except as may otherwise be prohibited by applicable Law, Seller shall, and shall cause Global and its Subsidiaries to, afford Purchaser’s representatives reasonable access, during normal business hours throughout the period prior to the Closing, to its properties, books, contracts and records and, during such period, Seller shall, and shall cause Global and its Subsidiaries (including the Company and its Subsidiaries) to, furnish promptly to Purchaser and Purchaser’s representatives all information concerning the Company’s or any of its Subsidiaries’ business, properties and personnel as Purchaser may reasonably request (including such information as Purchaser may reasonably request to determine the anticipated U.S. federal income tax consequences of any Divestiture Sales), including by making available to Purchaser online and/or at office locations substantially all tower files and related information (including substantially all information necessary for Purchaser to confirm compliance with respect to the Business by the Company or, if applicable, Seller with the FCC Rules relating to towers) as soon as reasonably practicable after the date hereof but in no event later than 60 days prior to the Closing; provided, that no investigation pursuant to this Section 4.2 shall affect or be deemed to modify any representation or warranty made by Seller hereunder; provided, further, that the foregoing shall not require Seller, Global or any of its Subsidiaries to permit any inspection or disclose any information that in the reasonable judgment of Seller would result in the disclosure of any Trade Secrets of third parties, violate any applicable Laws or violate any of its obligations with respect to confidentiality if Seller, Global or its Subsidiaries, as applicable, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information made pursuant to this Section 4.2 shall be directed to an executive officer of Seller or such Person as may be designated by any such executive officer, as the case may be. Notwithstanding the foregoing, none of Seller, Global or any of its Subsidiaries shall be obligated to afford Purchaser or its representatives any access to any properties, books, contracts, commitments, personnel or records relating to, or in respect of, any forward product plans, product specific cost information, pricing information, customer specific information, merchandising information or other similar competitively sensitive information except pursuant to “clean room” procedures approved by counsel to Seller and Purchaser. All information provided or made available pursuant to this Section 4.2 shall be subject to the Confidentiality Agreement, and the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(ii) No later than five Business Days following the date hereof, Seller shall deliver to Purchaser a list, as of the date hereof, of all FCC Licenses that are point to point microwave licenses, business radio licenses, experimental licenses or Section 214 certificates and will use its reasonable best efforts to ensure that such list is true and complete.

(iii) No later than 45 days following the date hereof, Seller shall deliver to Purchaser (1) a description of any underground storage tanks, asbestos-containing materials, lead-based products or polychlorinated biphenyls that, to the Company’s knowledge, are located on any of the Owned Real Property or the Leased Real Property and will use its reasonable best efforts to ensure that such list is true and complete and (2) copies of all environmental reports, audits, assessments, sampling data, liability analyses, memoranda and studies in the possession of, or conducted by and reasonably obtainable by, the Company or any of its Subsidiaries with respect to compliance under, or Liabilities related to, any Environmental Law with respect to the business of the Company and its Subsidiaries, the Owned Real Property and the Leased Real Property and will use its reasonable best efforts to ensure that all such documents are provided and are correct and complete.

(iv) No later than 60 days following the date hereof, Seller shall deliver to Purchaser (A) a list of all (I) Registered Owned Intellectual Property, (II) Software owned by the Company and its Subsidiaries that is material to their respective businesses, (III) Intellectual Property Contracts and will use its reasonable best efforts to ensure that such list is true and complete, and (IV) Business Marks; (B) the form(s) of employee confidentiality and Intellectual Property assignment agreement used by the Company and its Subsidiaries that prohibit such employees from disclosing the Company’s and its Subsidiaries’ Trade Secrets and confidential information and require the assignment of rights to the Company or one of its Subsidiaries; and (C) a copy of each Intellectual Property Contract, including amendments thereof and exhibits, annexes and schedules thereto.

(v) No later than 30 days following the date hereof, Seller shall deliver to Purchaser copies of all Intercompany Contracts with obligations remaining on such date.

(vi) Seller will cause the Company to prepare and furnish to Purchaser as soon as they become available, and in any event, not later than 15 days after the end of each month, (A) unaudited consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the month then ended and (B) a calculation of Free Cash Flow for the month then ended for each full monthly period prior to the Closing (the “Monthly Financial Statements”). Purchaser shall have five Business Days to review each such Monthly Financial Statement and raise any objections to the calculation of Free Cash Flow contained therein. Seller shall in good faith consider the objections, if any, of Purchaser and, if Purchaser has made any objections, will re-issue such Monthly Financial Statements within five Business Days with any such revisions that Seller has determined in good faith are appropriate. The final Monthly Financial Statements shall be accompanied by a certificate signed by a duly authorized officer that the Monthly Financial Statements were prepared in good faith and in accordance with the Applicable Accounting Principles.

(b) Following the Closing, upon reasonable notice, and except as may otherwise be prohibited by applicable Law, Purchaser shall cause the Company and its Subsidiaries to afford Seller’s representatives such reasonable access, during normal business hours during period from the Closing until one year following the expiration of the statute of limitations applicable to Seller’s financial and tax reporting, to its books and records relating to the period prior to the Closing and, during such period, Purchaser shall, and shall cause the Company and its Subsidiaries to, furnish promptly to Seller and Seller’s representatives such information concerning the Company’s or any of its Subsidiaries’ historical financial performance, in each case, as Seller may reasonably request for its financial reporting purposes; provided, that the foregoing shall not require Purchaser, the Company or any of its Subsidiaries to permit any inspection or disclose any information that in the reasonable judgment of Purchaser would result in the disclosure of any Trade Secrets of third parties, violate any applicable Laws or violate any of its obligations with respect to confidentiality if Purchaser, the Company or its Subsidiaries, as applicable, shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure. Seller shall reimburse the Company and its Subsidiaries for all reasonable, out-of-pocket costs and expenses incurred by them in providing such access. All requests for information made pursuant to this Section 4.2(b) shall be directed to an executive officer of Purchaser or such Person as may be designated by any such executive officer, as the case may be. Notwithstanding the foregoing, none of Purchaser, the Company or any of its Subsidiaries shall be obligated to afford Seller or its representatives any access to any properties, books, contracts, commitments, personnel or records relating to, or in respect of, any forward product plans, product specific cost information, pricing information, customer specific information, merchandising information or other similar competitively sensitive information. All information provided or made available pursuant to this Section 4.2(b) shall be subject to Section 4.25.

(c) The parties agree that they shall comply with the matter set forth on Schedule 4.2(c) of the Purchaser Disclosure Letter as if it were set forth in the Agreement.

4.3. Publicity. Prior to the Closing neither party to this Agreement shall issue or permit to be issued any press releases or otherwise make any public announcements with respect to the Transaction other than in accordance with a mutually agreed communications plan, with the prior written consent of the other party, or as may be required by Law (including any listing requirement) or as otherwise expressly permitted hereunder.

4.4. Expenses. Except as otherwise specifically provided in this Agreement, Seller, on the one hand, and Purchaser, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the Transaction, including the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Transaction is effected; provided, that Seller shall be responsible for any attorneys’, tax advisors’ and financial advisors’ fees of the Company and its Subsidiaries incurred in connection with the execution and delivery of this Agreement and the consummation of the Transaction and all such expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) payable by the Company or any of its Subsidiaries shall be paid and satisfied in full by Seller prior to the Closing; provided, further, that following delivery by Seller of reasonable written documentation of any out-of-pocket expenses incurred in connection with the obligations under Section 4.8, Purchaser shall promptly reimburse Seller for such expenses.

4.5. Resignations. Seller shall use its reasonable best efforts to cause each director of the Company or any officer or director of any of the Company’s Subsidiaries to resign in such capacity other than individuals who will continue to act as full time employees of the Company or any of its Subsidiaries after the Closing, such resignations to be effective as of the Closing.

4.6. Filings; Other Actions; Notification.

(a) Subject to Sections 4.6(b) and 4.6(c), Seller and Purchaser shall cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate the Transaction as promptly as reasonably practicable (it being understood that nothing contained in this Agreement shall require Purchaser to reach any agreements or understandings in connection with obtaining any consents, approvals, permits or authorizations prior to a time in advance of the Termination Date sufficient to permit satisfaction of the conditions to the Closing by the Termination Date), including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing no later than 10 days after the date hereof, the notification and required form under the HSR Act, and by filing no later than 30 days after the date hereof, all applications required to be filed with the FCC; provided, however, that the failure to file within such 10 or 30 day period, as applicable, will not constitute a breach of this Agreement); (ii) subject to the foregoing, obtaining as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transaction; (iii) furnishing all information required for any application or other filing to be made pursuant to any applicable Laws in connection with the Transaction; (iv) keeping the other parties informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case relating to the Transaction; (v) negotiating, proposing and/or agreeing to Divestiture Sales and other actions, restrictions, limitations or conditions required to obtain any consents, registrations, approvals, permits or authorizations in connection with the Transaction; and (vi) defending against the entry of any decree, order, or judgment that would restrain, prevent or delay the Closing, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transaction. Without limiting the foregoing and subject to Sections 4.6(b) and 4.6(c), prior to the Closing, Seller and Purchaser shall not, and Seller shall cause Global and its Subsidiaries not to, knowingly take any action, or knowingly fail to take any action, that would reasonably be likely to materially delay or interfere with the parties’ ability to consummate the Transaction.

(b) Except as set forth on Schedule 4.6(b)(i) of the Purchaser Disclosure Letter, nothing in this Agreement shall require, or be construed to require, Purchaser or any of its

Subsidiaries to take or refrain from taking any action or to agree to any restriction, limitation or condition with respect to (i) Purchaser or any of its Subsidiaries or (ii) the Company or any of the Company’s Subsidiaries that would, in the case of this clause (ii) only, individually or in the aggregate, reasonably be likely to result in aggregate adverse effects on Purchaser and its Subsidiaries following the Closing (including the Company and its Subsidiaries) being greater than the Material Adverse Amount (the effects of clauses (i) and (ii), a “Regulatory Material Adverse Condition”). For purposes hereof, the adverse effects resulting from (x) Divestiture Sales shall be deemed to be an amount equal to the Divestitures Amount, (y) the matters set forth on Schedule 4.6(b)(i) of the Purchaser Disclosure Letter shall be deemed to be zero, and (z) all other conditions shall be deemed to be 50% of the adverse effects (net of benefits) of such conditions. For the avoidance of doubt, the parties agree that the imposition of any conditions on Purchaser, the Company or any of their Subsidiaries containing any of the terms set forth on Schedule 4.6(b)(ii) of the Purchaser Disclosure Letter shall be deemed to be a Regulatory Material Adverse Condition. In no event shall Seller, Purchaser or any of their respective Subsidiaries be required to agree to any Divestiture Sale or other action, restriction, limitation or condition that is (A) effective prior to immediately before the Closing or (B) effective immediately before the Closing and not conditioned upon the occurrence of the Closing.

(c) Neither Seller nor any of its Subsidiaries shall be permitted to agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits or authorizations in connection with the Transaction without the prior written consent of Purchaser. Subject to applicable Laws relating to the exchange of information, Seller and Purchaser shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Seller or Purchaser, as the case may be, and any of their respective Subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transaction. To the extent permitted by Law, each party shall provide the other with copies of all correspondence between it (or its advisors) and any Governmental Entity relating to the Transaction and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the Transaction shall include representatives of Seller and Purchaser. In exercising the foregoing rights, each of Seller and Purchaser shall act and Seller shall cause the Company to act reasonably and as promptly as practicable.

4.7. Financial Working Group. Promptly after the date hereof, Seller and Purchaser shall establish, and Seller shall cause the Company to designate the appropriate employees to participate with employees of Purchaser in, a joint working group to prepare for the integration of the Company and its Subsidiaries after the Closing into Purchaser’s internal control structure and procedures for financial reporting compliance with the requirements of Rule 404 of the Sarbanes-Oxley Act and Purchaser’s financial reporting structure.

4.8. Seller’s Cooperation with Financing. Prior to the Closing, Seller shall, and shall cause the Company and its Subsidiaries and their respective directors, officers, employees and representatives to, reasonably cooperate with Purchaser and its representatives in connection with any financing by Purchaser to be obtained in connection with the Transaction. Without limiting the generality of the foregoing, Seller shall, and shall cause the Company, its other

Subsidiaries and their respective representatives to, upon reasonable request (a) furnish the report of the Company’s auditor on the most recent audited consolidated financial statements of the Company and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice; (b) furnish any additional financial statements, schedules or other financial data relating to the Company and its Subsidiaries reasonably requested by Purchaser; (c) furnish management and legal representatives of senior officers of the Company to auditors; (d) make available the employees and advisors of the Company and its Subsidiaries to provide reasonable assistance with Purchaser’s preparation of business projections, financing documents and offer materials; (e) use reasonable efforts to obtain the cooperation and assistance of counsel to the Company and its Subsidiaries in providing legal opinions and other services; (f) assist in the preparation of one or more confidential information memoranda and other marketing materials reasonably requested by Purchaser; and (g) permit Purchaser’s reasonable use of the Company’s and its Subsidiaries’ logos for syndication of financing.

4.9. Regulatory Compliance.

(a) Seller and Purchaser shall, and Seller shall cause the Company and its other Subsidiaries to, use commercially reasonable efforts to (i) cure no later than the Closing any violations and defaults by any of them under any applicable rules and regulations of the FCC (“FCC Rules”) and the FAA Rules, (ii) substantially comply with the terms of the FCC Licenses and the FAA Rules, (iii) file or cause to be filed with the FCC and the FAA all reports and other filings required to be filed under applicable FCC Rules and FAA Rules, and (iv) take all reasonable actions requested in writing by Purchaser on or before the Closing for each of them to be in compliance upon the consummation of the Transaction with the provisions of Sections 271 and 272 of the Communications Act (including any orders issued by the FCC interpreting or implementing such provisions).

(b) During the period from the date hereof to the Closing, Seller shall, and shall cause its Subsidiaries to, use their reasonable best efforts to (i) take such actions as are reasonably necessary to maintain and preserve the Licenses and (ii) refrain from taking any action that would reasonably be expected to cause the FCC or any other Governmental Entity with jurisdiction over Seller, the Company or any of its Subsidiaries to institute proceedings for the suspension, revocation or adverse modification of any Licenses.

(c) Prior to the Closing, Seller shall, and shall cause the Company and its Subsidiaries to, take such steps as are necessary to renew any expiring FCC License, including preparing and filing with the appropriate Governmental Entities all necessary applications in connection therewith as soon as reasonably practicable after the commencement of the period during which such applications may be made.

4.10. Further Action.

(a) Subject to the terms and conditions hereof, Seller and Purchaser shall, and Seller shall cause the Company and its other Subsidiaries to use their reasonable best efforts to, take or cause to be taken all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law and to execute and deliver such documents and other papers, as may be required to carry out the provisions hereof and consummate the Transaction.

(b) From time to time after the Closing, without additional consideration, each party will (or, if appropriate, will cause its Subsidiaries to) execute and deliver such further instruments and take such other action as may be necessary or reasonably requested by another party to make effective the transactions contemplated by this Agreement. Without limiting the foregoing, upon reasonable request of Purchaser, Seller shall, and shall cause the Company or its other Subsidiaries to, execute, acknowledge and deliver all such further assurances, deeds, assignments, consequences, powers of attorney and other instruments and papers as may be required to sell, transfer, assign, convey and deliver to Purchaser all right, title and interest in and to the Company Shares.

4.11. Intercompany Arrangements.

(a) Seller agrees that, not later than the Closing, all Intercompany Indebtedness and all interest rate swap and cross-currency interest rate swaps between the Company and/or any of its Subsidiaries, on the one hand, and Seller and its Affiliates, on the other hand (including those of the type described in note 15 to the most recent Financial Statements) shall be settled, released and/or terminated without any continuing Liability to or obligation of the Company and its Subsidiaries.

(b) Except as set forth on Schedule 4.11(b) of the Seller Disclosure Letter, Purchaser shall have the right to cause the Company and its Subsidiaries to terminate without penalty on the Closing Date any Intercompany Contract; provided, that Purchaser shall provide notice to Seller at least 30 days prior to the Closing Date of which such Intercompany Contracts it will so terminate.

(c) At Purchaser’s election exercised by no later than 30 days prior to the Closing, Seller shall, and shall cause its Subsidiaries to, extend for a period of up to 12 months after the Closing any Intercompany Contracts (other than those providing for Indebtedness for borrowed money or to the extent relating to the matters set forth in Sections 4.21 or 4.22) that Purchaser reasonably believes are reasonably necessary in connection with the continued operation of the Business for a transitional period following the Closing. Seller shall not, and shall cause its Subsidiaries not to, terminate any such Intercompany Contracts without Purchaser’s written consent.

4.12. Repayment of Indebtedness. Seller shall cause the Company and its Subsidiaries, at the Closing, to have no Closing Discharged Indebtedness. Prior to the Closing, Seller and its Subsidiaries shall not take, or cause to be taken, any action with respect to Indebtedness for borrowed money (including any current portion or on maturity thereof) of the Company and its Subsidiaries other than the payment of interest in accordance with the terms thereof, the extension and continuation of any principal amount thereof that would otherwise be due and payable prior to the Closing, and the discharge or forgiveness thereof without payment thereunder or creation of any Liability of the Company or its Subsidiaries.

4.13. Customer Communications. Seller and Purchaser shall cooperate in developing language for a program of communications or notices relating to the Transaction to be sent to customers of the Company and its Subsidiaries on or after the date hereof and prior to the Closing. Seller shall not, and shall cause its Subsidiaries not to, send any communications or notices relating to the Transaction to customers of the Company and its Subsidiaries on or after the date hereof and prior to the Closing without the prior written approval of Purchaser, not to be unreasonably withheld or delayed.

4.14. Employee Matters.

(a) Purchaser shall cause the Company for at least 12 months after the Closing to provide or cause to be provided to employees of the Company and its Subsidiaries who are employed immediately after the Closing (“Assumed Employees”) compensation (other than equity compensation) and employee benefit plans that are substantially comparable, in the aggregate, to the compensation (other than equity compensation) and employee benefits provided by the Company as of the date hereof; provided, however, that, if during this period Purchaser implements any widespread increase or decrease in benefits under compensation and benefit plans or in the cost thereof to participants under compensation and benefit plans applicable to employees of Purchaser and its Subsidiaries (other than the Company and its Subsidiaries), Purchaser may cause the Company to proportionately adjust the benefits under its compensation and benefit plans or the cost thereof to participants; provided, further, that with respect to employees who are subject to a collective bargaining agreement, all benefits shall be provided only in accordance with the applicable collective bargaining agreement. Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular compensation and benefit plan provided by the Company, (ii) give any third party any right to enforce the provisions of this Section 4.14, or (iii) obligate Purchaser, the Company or any of their Subsidiaries to (A) maintain any particular compensation and benefit plan provided by the Company; or (B) retain the employment of any particular employee.

(b) Following the Closing, each Assumed Employee shall receive service credit to the extent credited under Benefit Plans prior to the Closing for all purposes of determining eligibility to participate, vesting and level of benefits for purposes of vacation, severance and paid time off (but not for benefit accrual purposes, for the purpose of qualifying a subsidized early retirement benefit, or as would result in a duplication of benefits) for the same purposes under comparable employee benefit plans of Purchaser and its Subsidiaries in which such Assumed Employee participates following the Closing. Notwithstanding the foregoing sentence, none of the provisions contained herein shall operate to require coverage of any Assumed Employee under any benefit plan of Purchaser and its Subsidiaries. To the extent an Assumed Employee participates in a welfare plan or arrangement of Purchaser or a Subsidiary of Purchaser following the Closing (a “Purchaser Welfare Plan”), Purchaser and its Subsidiaries will to the extent legally permissible cause all (i) pre-existing condition limitations which otherwise would be applicable to such Assumed Employee and his or her covered dependents to be waived to the extent satisfied under a Benefit Plan comparable to such Purchaser Welfare Plan immediately prior to the Closing or, if later, immediately prior to such Assumed Employee’s commencement of participation in such Purchaser Welfare Plan and

(ii) participation waiting periods under each Purchaser Welfare Plan that would otherwise be applicable to such Assumed Employee to be waived to the same extent waived or satisfied under the Benefit Plan comparable to such Purchaser Welfare Plan immediately prior to the Closing or, if later, immediately prior to such Assumed Employee’s commencement of participation in such Purchaser Welfare Plan. In addition, Purchaser and its Subsidiaries will to the extent legally permissible honor or cause to be honored any expenditures incurred by Assumed Employees and their covered dependents in satisfying the deductible, co-payment and out-of-pocket maximums under the Benefit Plans during the portion of the applicable plan year that includes the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under any comparable Purchaser Welfare Plans in which they are eligible to participate after the Closing for the portion of the applicable plan year that includes the Closing.

(c) Prior to making any written or material oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to the effect of the Transaction on compensation or benefit matters, the Company shall provide Purchaser with a copy of the intended communication, Purchaser shall have a reasonable period of time to review and comment on the communication and Purchaser and the Company shall cooperate in providing any such mutually agreeable communication.

(d) Within 30 days following the date hereof and in consultation with Purchaser, Seller shall cause the Company to enter into a retention arrangement for the benefit of the employees of the Company in accordance with the terms set forth on Annex D.

(e) The Company shall perform (and in the event there is a successor to the Company, such successor shall assume and perform) the obligations under the Executive Continuity Bonus Plan and the obligations that survive termination of the Phantom Share Plan and the 2011 Long-Term Incentive Plan.

4.15. Minimum Cash Balance. Seller shall cause the Company and its Subsidiaries, at the Closing, to have no less than $100,000,000.00 of cash on a consolidated basis.

4.16. Business Plan; Capital Expenditures. Seller shall use its commercially reasonable efforts to cause the Company and its Subsidiaries to (a) operate their business consistent in all material respects with the business plan set forth on Schedule 4.16 of the Seller Disclosure Letter, (b) make capital expenditures consistent in all material respects with the capital budget set forth in such business plan, and (c) make expenditures on marketing and customer care activities consistent in all material respects with such business plan, it being understood and agreed that the foregoing shall not in any event constitute a guaranty or warranty as to future performance, or the achievement of the business plan or any aspect of it or create any obligation on the part of Seller to make new capital contributions or loans to the Company.

4.17. Additional Covenants of Purchaser. During the period from the date hereof to the Closing, Purchaser shall not:

(a) make, other than with respect to dividends on Purchaser Common Stock in the ordinary course consistent with past practice (which, for the avoidance of doubt, shall include any increases to dividends on Purchaser Common Stock consistent with past practice), any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of Purchaser Common Stock (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to Purchaser or to any wholly-owned Subsidiary of Purchaser), or, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), any repurchase or other acquisition by Purchaser of any outstanding shares of Purchaser Common Stock (other than repurchases or other acquisitions by Purchaser of Purchaser Common Stock in open market transactions at market prices or in connection with an accelerated share repurchase transaction at market prices); or

(b) enter into any agreement to acquire another business or effect any transaction that is reasonably likely to result in the failure to satisfy the conditions set forth in Section 5.1(a) or 5.2(c).

4.18. Purchaser Board of Directors. Immediately following the Closing, Purchaser shall cause Seller’s Chief Executive Officer (or such other designee of Seller satisfying the requirements of Section 3.1(b) of the Stockholder’s Agreement, the governance guidelines of Purchaser, as in effect from time to time, and otherwise reasonably acceptable to the Board and the Corporate Governance and Nominating Committee of the Board of Purchaser), to be appointed to the board of directors of Purchaser.

4.19. Listing of Purchaser Shares. Purchaser shall use its best efforts to cause the Purchaser Shares to be approved for listing on the NYSE, subject only to official notice of issuance, prior to the Closing.

4.20. Potential Sale of Interests. Between the date hereof and the Closing (or earlier termination of this Agreement), to the extent reasonably requested by Purchaser, Seller shall, and shall cause the Company and its other Subsidiaries to, cooperate with Purchaser to facilitate the disposition immediately prior to and conditional upon the Closing or at or after the Closing of those assets or ownership interests held by the Company or any of its Subsidiaries that are identified by Purchaser in writing to Seller as reasonably likely to be the subject of a transfer, sale or divesture required in connection with obtaining a Governmental Consent (such assets or interests referred to as a “Potential Sale Interest”). To the extent reasonably requested by Purchaser, Seller shall and shall cause the Company and its other Subsidiaries to (a) permit Persons who Purchaser identifies to Seller as potential purchasers of a Potential Sale Interest to conduct (and cooperate with such Persons’) reasonable investigations with respect to such Potential Sale Interest (provided, that any such Person executes and delivers to Seller a confidentiality agreement containing customary terms), (b) comply with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer of a Potential Sale Interest, and (c) deliver such notices, make such filings and execute such contracts relating to the disposition of Potential Sale Interest as reasonably requested by Purchaser; provided, that none of Seller, the Company or any of their Subsidiaries shall be required to execute any such contract under which Seller, the Company or any of its Subsidiaries may be required to dispose of any Potential Sale Interest other than immediately prior to and conditional upon the Closing or at or after the Closing. Purchaser shall be permitted to identify potential purchasers of Potential Sale Interests and negotiate any contracts with respect to dispositions of Potential Sale Interests; provided, that Seller may (and, to the extent reasonably requested by Purchaser, shall) participate in all such negotiations.

4.21. Use of Trademarks. Purchaser, the Company, its Subsidiaries and their respective Affiliates (“Licensed Parties”) shall have the right to use the Business Marks for a period of 18 months following the Closing Date (the “Transition Period”) in order to effectuate a smooth and orderly transition and rebranding for the Company and its Subsidiaries. In view of the foregoing, Seller hereby grants to each of the Licensed Parties, to the extent of the rights owned or controlled by Seller or any of its Affiliates, a non-exclusive, royalty-free right and license to use the Business Marks during the Transition Period in connection with their respective businesses, including for the manufacturing, marketing and distribution of products and services. The Licensed Parties may, to the extent of the rights owned or controlled by Seller or any of its Affiliates, permit third parties to use the Business Marks during the Transition Period, but only for and on behalf of the Licensed Parties. Seller agrees that the provisions of this Section 4.21 may be partially assigned for the benefit of a Person that acquires a Market pursuant to a Market Divestiture, and the Transition Period in any such case shall be for a period of 18 months following the closing of such Market Divestiture or such longer period as may be required by a Governmental Entity not to exceed 24 months. Prior to the Closing, Seller and the Company shall cooperate to enter into a transitional trademark license agreement on terms reasonably acceptable to Purchaser and consistent with the license granted in, and the other terms and conditions of, this Section 4.21, upon the effectiveness of which the licenses and rights granted in this Section 4.21 shall terminate. Between the date hereof and the end of the Transition Period, Seller shall, and shall cause its Affiliates to, not take any action, or fail to take any action, that, in each case, would reasonably be expected to materially limit or restrict the rights licensed under this Section 4.21 were such license to be granted in respect of the period beginning on the date hereof.

4.22. Intellectual Property Licenses. Except with respect to the matters provided for in Section 4.21, with respect to any Intellectual Property owned by Seller or any of its Affiliates that is used by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries otherwise has any rights in, to or under prior to the Closing, which Intellectual Property is not assigned to any of the Licensed Parties prior to or at the Closing, Seller hereby grants to each of the Licensed Parties during the Transition Period and for the territory of the United States, to the extent of the rights owned or controlled by Seller or any of its Affiliates, a non-exclusive, sublicensable, royalty-free and fully paid-up right and license in, to and under all such Intellectual Property, including the right to use, reproduce, create derivative works, distribute, perform, display, exploit and commercialize, and to practice under and to make, have made, use, sell, offer for sale and import products and services. The Licensed Parties may, to the extent of the license granted under this Section 4.22, permit third parties to use such Intellectual Property during the Transition Period, but only for and on behalf of the Licensed Parties. With respect to any Intellectual Property licensed to Seller or any of its Affiliates by a third party, that is used by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries otherwise has any rights in, to or under prior to the Closing, which licenses are not assigned to any of the Licensed Parties prior to or at the Closing, Seller hereby grants to each of the Licensed Parties, to the fullest extent permitted by the third party licensors, during the Transition Period and for the territory of the United States the continued right and license in, to and under such Intellectual Property, including where so-permitted the right to use, reproduce, create derivative works, distribute, perform, display, exploit and commercialize, and to practice under and to make, have made, use, sell, offer for sale and import products and services. Prior to the Closing, Seller and the Company shall cooperate to enter into a transitional Intellectual Property license agreement on terms reasonably acceptable to Purchaser and consistent with the license granted in, and the other terms and conditions of, this Section 4.22, upon the effectiveness of which the licenses and rights granted in this Section 4.22 shall terminate. Between the date hereof and the end of the Transition Period, Seller shall, and shall cause its Affiliates to, not take any action, or fail to take any action, that would limit or restrict the rights licensed under this Section 4.22 were such license to be granted in respect of the period beginning on the date hereof.

4.23. Covenant Not to Sue. With respect to any Intellectual Property owned by Seller or any of its Affiliates that is used by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries otherwise has any rights in, to or under prior to the Closing, Seller hereby covenants and agrees not to assert, and to cause each of its Affiliates not to assert, any claim, nor initiate or participate in any suit, action or proceeding, against any of the Licensed Parties for infringement, misappropriation, violation or unauthorized use of such Intellectual Property in respect of any period prior to the end of the Transition Period.

4.24. Other Transition Arrangements. Promptly following the date hereof and subject to applicable Laws, Purchaser and Seller shall cooperate to develop a procedure such that as of no later than the Closing Date, (x) the Company, Purchaser and their respective Subsidiaries will not require in order to conduct the Business, or have access to, any IT Assets, networks or electronic data of Seller and its Subsidiaries (other than the Company and its Subsidiaries) and (y) Seller and its Subsidiaries will not have access to any IT Assets, networks or electronic data of Purchaser and its Subsidiaries (including the Company and its Subsidiaries), in each case other than as provided in Intercompany Contracts with obligations remaining on the Closing Date.

4.25. Confidentiality. For a period of three years following the later of the Closing and the date of disclosure, Seller and each of its Subsidiaries shall treat as confidential and shall safeguard any and all confidential or proprietary information, knowledge and data about the Company, its Subsidiaries and the Business by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Seller or its Subsidiaries used with respect thereto prior to the execution of this Agreement.

4.26. Indemnification and Insurance; Release.

(a) Purchaser and the Company agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective Organizational Documents or in any agreement as in effect on the date hereof and which has prior to the date hereof been made available to Purchaser shall survive the Closing and shall continue in full force and effect to the extent provided in the following sentence. Purchaser shall cause the Company to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ Organizational Documents or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees, in each case in effect as of the date hereof and which has been provided to Purchaser prior to the date hereof, for acts or omissions occurring on or prior to the Closing. Each of Seller, Purchaser and the Company, for and on behalf of itself and on behalf of its Affiliates, hereby acquits, releases and discharges each of the current or former directors and officers of the Company from any and all Liabilities that arises out of or are connected with such directors’ and officers’ position or services to the Company on or prior to the Closing.

(b) In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Company shall assume all of the obligations set forth in this Section 4.26.

(c) Effective as of the Closing, Seller, for and on behalf of itself and on behalf of its Subsidiaries, hereby acquits, releases and discharges each of the Company and their Subsidiaries from any and all Liabilities as of the Closing to Seller or any of its Subsidiaries (other than the Company and its Subsidiaries) that arise out of or are in connection with the Company or any of its Subsidiaries, except in respect of obligations under Intercompany Contracts or under this Agreement that are not terminated as of the Closing Date (other than any arising out of or relating to a breach, violation or failure to perform under any such Intercompany Contract). Seller shall cause its other Affiliates to use their reasonable best efforts to take, or cause to be taken, all appropriate action and to execute and deliver such documents and other papers, as may be required to effect the release set forth in this Section 4.26(c).

4.27. Purchaser Common Stock. During the period from the date hereof to the Closing, Seller shall not, and shall cause each of its Affiliates not to, directly or indirectly, alone or in concert with any other Person acquire, offer to acquire or agree to acquire Beneficial Ownership of any shares of Purchaser Common Stock.

4.28. Subscriber List.

(a) Promptly following the date hereof (but in any event within 60 days after the date hereof), Seller shall cause the Company to prepare in good faith, or cause to be prepared in good faith, and deliver to Purchaser a list setting forth the total number of Subscribers in each Market as of December 31, 2010 (the “Subscriber List”), which in the aggregate shall reflect the same number of Subscribers as set forth in Schedule 3.2(q), including and excluding the same

Subscribers as in Schedule 3.2(q). For purposes of the Subscriber List, a Person shall be deemed to be a Subscriber “in” a particular Market if the principal billing address for that Person’s account contains a zip code located in such Market. If a Person maintains multiple accounts, the Subscribers billed on each such account shall be allocated into Markets on an account-by-account basis based on the principal billing address zip code of each such account. No Person shall be counted as a Subscriber “in” more than a single Market, and Subscribers in zip codes that span more than one Market shall be apportioned in the manner directed by a Governmental Entity or otherwise equally between the relevant Markets.

(b) The Subscriber List shall become the final, binding and conclusive Subscriber List on the 60th day following Purchaser’s receipt of the Subscriber List unless on or prior to such 60th day Purchaser delivers to Seller a written notice (a “Subscriber List Dispute Notice”) stating that Purchaser disputes one or more items contained in the Subscriber List and specifying in reasonable detail each such disputed item.

(c) If Purchaser delivers a Subscriber List Dispute Notice, then Seller and Purchaser shall seek in good faith to resolve the disputed items set forth therein during the 60-day period beginning on the date Seller receives the Subscriber List Dispute Notice. If Seller and Purchaser reach agreement with respect to any disputed items, Seller shall revise the Subscriber List to reflect such agreement. If Purchaser and Seller are unable to resolve such disputed items during such 60-day period, then, at the request of either party, Purchaser and Seller shall jointly engage and submit the unresolved disputed items to the Independent Accountant. Purchaser and Seller shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding such unresolved items within 45 days after such items are submitted for review and in any event no later than the 75th day after such submission. The Independent Accountant shall be instructed that the total number of Subscribers shall be equal to the total number of Subscribers set forth in Schedule 3.2(q) of the Seller Disclosure Letter, including and excluding the same Subscribers as in Schedule 3.2(q) and shall make a determination with respect to such unresolved items only and in a manner consistent with this Section 4.31. Each party shall use its reasonable best efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to such unresolved items as the Independent Accountant may request. The determination of the Independent Accountant shall be final, binding and conclusive on Purchaser and Seller absent manifest error. The fees, expenses and costs of the American Arbitration Association and the Independent Accountant shall be borne in the same proportion as the aggregate amount of such unresolved items that is unsuccessfully disputed by each (as determined by the Independent Accountant) bears to the total amount of such unresolved items submitted to the Independent Accountant.

(d) Seller shall provide promptly to Purchaser and its representatives full access to the books and records of the Company and its Subsidiaries and to any other information and access to employees as Purchaser shall reasonably request in connection with Purchaser’s review of the Subscriber List.

ARTICLE V

Conditions

5.1. Conditions to Each Party’s Obligation to Effect the Transaction. The respective obligations of each party to effect the Transaction are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Regulatory Consents. (i) The waiting period (and any extensions thereof) applicable to the consummation of the Transaction under the HSR Act shall have expired or been earlier terminated; (ii) all Governmental Consents required to be obtained from the FCC for the consummation of the Transaction shall have been obtained; and (iii) the European Commission shall have adopted a decision pursuant to the EC Merger Regulation declaring that the Transaction is compatible with the common market (or such compatibility shall have been deemed to exist under Article 10(6) of the EC Merger Regulation), or, in the event that that the European Commission adopts a decision pursuant to Article 9(3)(b) of the EC Merger Regulation (or is deemed to have done so pursuant to Article 9(5) of the EC Merger Regulation) referring the review of all or part of the Transaction to a Governmental Entity of a member state of the European Union, such Governmental Entity (or any other Governmental Entity of such member state) shall have granted approval of the transactions or part thereof that were so referred.

(b) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, ordinance, rule, regulation, judgment, injunction, decree or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transaction (collectively, an “Order”).

(c) Listing of Purchaser Shares. The Purchaser Shares shall have been approved for listing on the NYSE, subject to official notice of issuance.

5.2. Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Transaction are also subject to the satisfaction or waiver by Purchaser at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Sections 3.1(d) (Ownership of Global, Holding and Company Shares), 3.1(g) (Ownership of Purchaser Common Stock), 3.2(b) (Capitalization) and 3.2(c)(ii) (Subsidiary Equity Interests) shall be true and correct in all material respects (A) on the date hereof and (B) at the Closing (except to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); (ii) the other representations and warranties of Seller set forth in this Agreement shall be true and correct (A) on the date hereof and (B) at the Closing (except to the extent that any such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of Seller are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 5.2(a) without any materiality or Company Material Adverse Effect qualification), individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect; and (iii) Purchaser shall have received at the Closing a certificate signed on behalf of Seller by an executive officer of Seller to the effect that the condition set forth in this Section 5.2(a) has been satisfied.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Purchaser shall have received a certificate signed on behalf of Seller by an executive officer to such effect with respect to obligations regarding itself, the Company and its Subsidiaries; provided, that this condition shall be deemed satisfied so long as any failures to perform obligations under this Agreement are not, individually or in the aggregate, significant in relation to the magnitude of the Transaction or to the parties’ required efforts to obtain Governmental Consents.

(c) Governmental Consents. (i) All Governmental Consents, including those required to be obtained from any PUCs or similar foreign regulatory body regulating telecommunications business, but other than those described in Section 5.1(a)(i) and clause (ii) of this Section 5.2(c), the failure of which to make or obtain would, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, shall have been made or obtained, and (ii) all Governmental Consents set forth on Schedule 5.2(c) of the Purchaser Disclosure Letter (such Governmental Consents, together with those Governmental Consents referenced in Section 5.1(a) and clause (i) of this Section 5.2(c), being the “Required Governmental Consents”). All Governmental Consents that have been obtained shall have been obtained without the imposition of any term, condition, restriction or consequence that would, individually or in the aggregate with all other terms, conditions, restrictions or consequences imposed as a requirement to obtain other Governmental Consents, reasonably be likely to have or result in a Regulatory Material Adverse Condition and all Required Governmental Consents shall have been obtained by Final Order. For the purpose of this Agreement, “Final Order” means an action, decision, or expiration of waiting period that has been granted as to which (A) no request for a stay or any similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such a request that may be designated by statute or regulation has passed; (B) no petition for rehearing or reconsideration or application for review is pending and the time for the filings of any such petition or application has passed; (C) no Governmental Entity has undertaken to reconsider the action on its own motion and the time within which it may effect such reconsideration has passed; and (D) no appeal is pending (including other administrative or judicial review) or in effect and any deadline for filing any such appeal that may be specified by statute or rule has passed, which in any such case (A), (B), (C) or (D) is reasonably likely to result in vacating, reversing, setting aside, annulling, suspending or modifying such action or decision (in the case of any modification in a manner that would impose any term, condition or consequence that would reasonably be expected to have or result in a Regulatory Material Adverse Condition).

(d) No Company Material Adverse Effect. Since the date hereof, there shall not have occurred any change, event, circumstances or development that, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect.

(e) FIRPTA Certificate. The Company shall have issued to Purchaser a certificate described in Treasury Regulation Section 1.1445-2(c)(3) to the effect that the Company Shares are not “United States real property interests” within the meaning of Section 897(c)(1) of the Code; provided, that if the Company fails to deliver such certificate, Purchaser shall be permitted to withhold from the consideration otherwise payable to Seller pursuant to Section 2.2 any amounts required to be withheld pursuant to Section 1445 of the Code.

5.3. Conditions to Obligations of Seller. The obligations of Seller to effect the Transaction are also subject to the satisfaction or waiver by Seller at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 3.3(j) (Purchaser Shares) shall be true and correct in all material respects (A) on the date hereof and (B) at the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such date); and (ii) the other representations and warranties of Purchaser set forth in this Agreement shall be true and correct on the date hereof (except to the extent that any such representation and warranty expressly speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.3(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of Purchaser are not so true and correct unless the failure of such representations and warranties of Purchaser to be so true and correct (read for purposes of this Section 5.3(a) without any materiality or Purchaser Material Adverse Effect qualification), individually or in the aggregate, has had or would reasonably be likely to have a Purchaser Material Adverse Effect; and (iii) Seller shall have received at the Closing a certificate signed on behalf of Purchaser by an executive officer of Purchaser to the effect that the condition set forth in this Section 5.3(a) has been satisfied.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Seller shall have received a certificate signed by an executive officer of Purchaser to such effect; provided, that this condition shall be deemed satisfied so long as any failures to perform obligations under this Agreement are not, individually or in the aggregate, significant in relation to the magnitude of the Transaction or to the parties’ required efforts to obtain Governmental Consents.

(c) No Purchaser Material Adverse Effect. Since the date hereof, there shall not have occurred any change, event, circumstances or development that, individually or in the aggregate, has had, or is reasonably likely to have, a Purchaser Material Adverse Effect.

ARTICLE VI

Indemnification

6.1. Survival; Effect of Materiality Qualifiers.

(a) The representations and warranties of Seller and Purchaser contained in Article III shall survive the Closing and will remain in full force and effect until the date that is 12 months after the Closing Date, at which time they will terminate (and no claims with respect to such representations and warranties shall be made by any Person for indemnification thereafter), except that the representations and warranties contained in (i) Section 3.2(k) (Environmental Matters) and 3.2(s) (Prohibited Payments) shall survive the Closing and remain in full force and effect until the date that is three years after the Closing Date, (ii) Section 3.2(l) (Taxes) shall survive the Closing and shall terminate 30 days after the expiration of the applicable statute of limitations and (iii) Sections 3.1(d) (Ownership of Global, Holding and Company Shares), 3.2(b) (Capitalization) and 3.2(c)(ii) (Subsidiary Equity Interests) (collectively, the “Fundamental Seller Representations”) and in Section 3.3(j) (Purchaser Shares) (collectively, the “Fundamental Purchaser Representations”) shall survive the Closing until the date that is 10 years after the Closing Date. All covenants and other agreements in this Agreement to the extent that by their terms are to be performed prior to the Closing shall survive the Closing until the date that is 12 months after the Closing Date, at which time they shall terminate (and no claims with respect to such covenants and agreements shall be made by any Person for indemnification thereafter) and all other covenants and agreements in this Agreement shall survive the Closing indefinitely.

(b) In determining whether any representation or warranty in this Agreement was true and correct as of any particular date and the amount of any Damages in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any qualification or limitation as to materiality (whether by reference to material adverse effect or otherwise) or knowledge contained in such representation or warranty shall be disregarded (other than in the case of the representation and warranty contained in Section 3.2(o)(i)(J), as to which such qualifications and limitations shall not be disregarded).

6.2. Indemnification.

(a) From and after the Closing, Seller shall indemnify and save and hold harmless Purchaser and its Subsidiaries and their respective officers, directors and Affiliates (collectively, the “Purchaser Indemnitees”) from and against any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, diminution in value, costs and expenses, including interest, penalties and reasonable attorneys’ fees and expenses, in each case on a basis net of any actual benefit (“Damages”), resulting from, arising out of, or incurred in connection with: (i) any failure of any representation or warranty made by Seller to be true and correct or any nonfulfillment, violation or breach of the covenant set forth in Section 4.16 (Business Plan; Capital Expenditures); (ii) any nonfulfillment, violation or breach of any covenant or agreement made by Seller in this Agreement (other than Section 4.16 (Business Plan; Capital Expenditures)), in each case existing as of the Closing; and (iii) Excluded

Liabilities; provided, that, without derogation of any right to indemnification hereunder with respect to any breach of the representations and warranty contained in Section 3.2(e) (Financial Statements; Undisclosed Liabilities), Damages resulting from, arising out of, or incurred in connection with any failure of any representation or warranty made by Seller in Section 3.2(l) to be true and correct shall be limited to Pre-Closing Taxes resulting from, arising out of or incurred in connection with such breach. The Purchaser Indemnitees shall not be entitled to assert any indemnification pursuant to Section 6.2(a)(i) after the expiration of the applicable survival period referenced in Section 6.1; provided, that if on or prior to such expiration of the applicable survival period a notice of claim shall have been given to Seller pursuant to Section 6.3 for such indemnification, the Purchaser Indemnitees shall continue to have the right to be indemnified with respect to the matter or matters to which such claim relates until such claim for indemnification has been satisfied or otherwise resolved.

(b) From and after the Closing, Purchaser shall indemnify and save and hold harmless Seller and its Subsidiaries and their respective officers, directors and Affiliates (collectively, the “Seller Indemnitees”) from and against any and all Damages resulting from, arising out of, or incurred in connection with: (i) any failure of any representation or warranty made by Purchaser to be true and correct; and (ii) any nonfulfillment, violation or breach of any covenant or agreement made by Purchaser in this Agreement, in each case existing as of the Closing. The Seller Indemnitees shall not be entitled to assert any indemnification pursuant to Section 6.2(b)(i) after the expiration of the applicable survival period with respect to inaccuracies in or breaches of the representations and warranties of Purchaser referenced in Section 6.1; provided, that if on or prior to such expiration of the applicable survival period a notice of claim shall have been given to Purchaser pursuant to Section 6.3 for such indemnification, the Seller Indemnitees shall continue to have the right to be indemnified with respect to the matter or matters to which such claim relates until such claim for indemnification has been satisfied or otherwise resolved.

6.3. Indemnification Procedures.

(a) If an indemnified party shall desire to assert any claim for indemnification provided for under this Article VI in respect of, arising out of, or involving a claim or demand made by any Person (other than a party hereto or Affiliate thereof) against the indemnified party (a “Third-Party Claim”), such indemnified party shall notify Purchaser or Seller, as the case may be (the “Indemnifying Party”), in writing of such Third-Party Claim, the amount or the estimated amount of Damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third-Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Third-Party Claim Notice”) promptly after receipt by such indemnified party of written notice of the Third-Party Claim; provided, however, that failure to provide a Third-Party Claim Notice shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. The indemnified party shall deliver to the Indemnifying Party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim; provided, however, that failure to provide any such copies shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure.

(b) If a Third-Party Claim is made against an indemnified party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses and acknowledges without reservation its obligation to indemnify the indemnified party therefore, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the indemnified party; provided, that, notwithstanding anything in this Agreement to the contrary, Seller shall not be entitled to assume the defense of any Third-Party Claim by a Taxing Authority to the extent that such defense cannot be severed from a proceeding by the same Taxing Authority relating to the Company or any of its Subsidiaries for any taxable period (or portion thereof) ending on or after the Closing Date. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party will not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the Third-Party Claim involves potential conflicts of interest or substantially different defenses for the indemnified party and the Indemnifying Party, in which case the Indemnifying Party will be liable to the indemnified party for the expenses of one counsel and, if necessary, local counsel. If the Indemnifying Party assumes such defense, the indemnified party shall have the right to participate in defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnifying Party. The Indemnifying Party shall be liable for the fees and expenses of one counsel and, if necessary, local counsel, employed by the indemnified party for any period during which the Indemnifying Party has not assumed the defense thereof and as otherwise contemplated by the two immediately preceding sentences. If the Indemnifying Party chooses to defend any Third-Party Claim, the other party shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third-Party Claim, and the use of reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Third-Party Claim, the indemnified party shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party may pay, settle or compromise a Third-Party Claim without the written consent of the indemnified party, so long as such settlement includes (i) an unconditional release of the indemnified party from all Liability in respect of such Third-Party Claim; (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy; and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party; provided, that in the case of a Third-Party Claim by a Taxing Authority, Seller shall not pay, settle or compromise such claim without the written consent of Purchaser (which consent shall not be unreasonably delayed, conditioned or withheld) to the extent such Third-Party Claim would reasonably be expected to result in an increase in the Tax liability of the Company or any of its Subsidiaries for any taxable period (or portion thereof) ending on or after the Closing Date. Notwithstanding anything in this agreement to the contrary:

(i) Seller shall not be entitled to assume the defense of any Third-Party Claim by a Taxing Authority to the extent that such defense cannot be severed from a proceeding by the same Taxing Authority relating to the Company or any of its Subsidiaries for a taxable period (or portion thereof) ending on or after the Closing Date; (ii) Purchaser shall use its reasonable best efforts to sever any such Third-Party Claim by a Taxing Authority in such a manner as would permit Seller to control such claim; (iii) in the event that clause (i) of this sentence prohibits Seller from controlling any Third-Party Claim by a Taxing Authority, then (A) Seller may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim (including participation in any relevant meetings and conference calls during which the discussion can be limited to the issue or issues that result in such Third-Party Claim), (B) Purchaser shall keep Seller informed on a timely basis of all developments and events relating to such Third-Party Claim (including promptly forwarding copies to Seller of any related correspondence with any material related to unrelated issues redacted), and (C) Purchaser shall not enter into any settlement with respect to any such Third-Party Claim without Seller’s prior written consent, which shall not be unreasonably delayed, conditioned or withheld; and (iv) in the event that Seller controls a Third-Party Claim by a Taxing Authority that would reasonably be expected to result in an increase in the Tax liability of the Company or any of its Subsidiaries for any taxable period (or portion thereof) ending on or after the Closing Date, (A) Purchaser may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim (including participation in any relevant meetings and conference calls), (B) Seller shall keep Purchaser informed on a timely basis of all developments and events relating to such Third-Party Claim (including promptly forwarding copies to Purchaser of any related correspondence), and (C) Seller shall not enter into any settlement with respect to any such Third-Party Claim without Purchaser’s prior written consent, which shall not be unreasonably delayed, conditioned or withheld.

(c) If an indemnified party shall desire to assert any claim for indemnification provided for under this Article VI other than a claim in respect of, arising out of, or involving a Third-Party Claim (a “Direct Claim”), such indemnified party shall promptly notify the Indemnifying Party in writing of such Direct Claim, the amount or the estimated amount of Damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Direct Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Direct Claim Notice”); provided, however, that the failure to give such notification shall not affect the indemnification provided for hereunder except to the extent the indemnified party shall have maliciously failed to give such notice and the Indemnifying Party shall have been actually prejudiced as a result of such failure. The Indemnifying Party shall have a period of 30 days within which to respond to any Direct Claim Notice or any Third-Party Claim Notice. If the Indemnifying Party does not respond within such 30-day period, the Indemnifying Party will be deemed to have accepted such claim. If the Indemnifying Party rejects all or any part of such claim, Seller and Purchaser shall attempt in good faith for 30 days to resolve such claim. If no such agreement can be reached through good faith negotiation within 30 days, either Purchaser or Seller may commence an action in accordance with Section 8.3.

6.4. Limitations on Indemnification.

(a)(i) Seller shall have no liability for any claim for indemnification pursuant to Section 6.2(a)(i) if the Damages for which the Indemnifying Party would be responsible for such claim and all related claims are less than the applicable De Minimis Amount. Seller shall have no liability for indemnification pursuant to (i) Section 6.2(a)(i) with respect to Damages for which indemnification is provided thereunder unless (A) the aggregate amount of such Damages (excluding all Damages associated with claims less than the applicable De Minimis Amount) for a claim and all related claims with respect to the particular representation being evaluated exceeds the Specified Deductible, if applicable, and (B) the aggregate amount of such Damages (excluding all Damages associated with claims less than the applicable De Minimis Amount and excluding all Damages to the extent less than the Specified Deductible, if applicable, and including any Damages in excess thereof) exceeds $500,000,000.00 (the “Threshold”), in which case Seller shall be liable for all such Damages (excluding all Damages associated with claims less than the applicable De Minimis Amount and excluding all Damages to the extent less than the Specified Deductible, applicable, and including any Damages in excess thereof); and (ii) Section 6.2(a)(iii) with respect to Damages for which indemnification is provided thereunder unless the aggregate amount of such Damages exceeds $15,000,000.00; provided, that the cumulative aggregate liability for all Damages pursuant to Section 6.2(a)(i) shall not exceed an amount equal to $9,750,000,000.00 (the “Seller Cap”). The limitations in this Section 6.4(a) shall not apply to any Damages as a result of inaccuracies in the Fundamental Seller Representations, and any such Damages shall not be counted in determining the Threshold or the Seller Cap.

(ii) “De Minimis Amount” shall mean: (1) $5,000,000.00 with respect to the failure of representations and warranties of Seller set forth in Sections 3.2(f) (Litigation), 3.2(k) (Environmental Matters) or 3.2(n) (Intellectual Property) to be true and correct; and (2) $1,000,000.00 with respect to the failure of all other representations and warranties of Seller to be true and correct.

(iii) “Specified Deductible” shall mean: (1) $5,000,000.00 in the aggregate with respect to all failures of the representations and warranties of Seller set forth in Section 3.2(j) (Insurance) to be true and correct; (2) $10,000,000.00 in the aggregate with respect to all failures of the representations and warranties of Seller set forth in Section 3.2(n) (Intellectual Property) to be true and correct; (3) $15,000,000.00 in the aggregate each with respect to all failures of the representations and warranties of Seller set forth in Section 3.2(h)(i) (Compliance with Laws) and Section 3.2(i) (Absence of Certain Changes) to be true and correct; (4) $25,000,000.00 in the aggregate each with respect to all failures of the representations and warranties of Seller set forth in Section 3.2(f) (Litigation), Section 3.2(k) (Environmental Matters), Section 3.2(o) (Material Contracts) and Section 3.2(p) (Sufficiency and Ownership of Assets; Business) to be true and correct; and (5) $50,000,000.00 in the aggregate with respect to all failures of the representations and warranties of Seller set forth in Section 3.2(e)(ii) (Undisclosed Liabilities) to be true and correct.

(iv) Notwithstanding the $5,000,000.00 De Minimis Amount applicable to the failure of the representations and warranties of Seller set forth in Section 3.2(k) (Environmental Matters), Damages for a claim and all related claims in connection with such failure in excess of $1,000,000.00 shall be counted in determining whether the Specific Deductible applicable to the representations and warranties of Seller set forth in Section 3.2(k) (Environmental Matters) has been exceeded.

(b) Purchaser shall have no liability for any claim for indemnification pursuant to Section 6.2(b)(i) if the Damages for which the Indemnifying Party would be responsible for such claim and all related claims are less than the De Minimis Amount. Purchaser shall have no liability for indemnification pursuant to Section 6.2(b)(i) with respect to Damages for which indemnification is provided thereunder unless the aggregate amount of such Damages (excluding all Damages associated with claims less than the De Minimis Amount) exceeds the Threshold, in which case Purchaser shall be liable for all such Damages (excluding all Damages associated with claims less than the De Minimis Amount); provided, that the cumulative aggregate liability for all Damages pursuant to Section 6.2(b)(i) shall not exceed an amount equal to the product of (i) $39,000,000,000.00 less the Cash Consideration (including as adjusted pursuant to Section 2.2(c)), multiplied by (ii) 0.25 (the “Purchaser Cap”). The limitations in this Section 6.4(b) shall not apply to any Damages as a result of inaccuracies in the Fundamental Purchaser Representations, and any such Damages shall not be counted in determining the Threshold or the Purchaser Cap.

6.5. Indemnity Payments.

(a) In calculating the amount of any Damages, the proceeds actually received by the indemnified party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted, except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Damages. In the event that an indemnified party has any rights against a third party with respect to any Damages that results in a payment by an Indemnifying Party under this Article VI, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided, that until the indemnified party recovers full payment of the Damages, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment is hereby expressly made subordinate and subject in right of payment to the indemnified party’s rights against such third party. Without limiting the generality or effect of any other provision hereof, each indemnified party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein and otherwise cooperate in the prosecution of such claims. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the parties to this Agreement shall treat any indemnification payment made under this Agreement as an adjustment to the purchase price for income Tax purposes.

(b) If an indemnified party recovers an amount from a third party in respect of Damages that is the subject of indemnification hereunder after all or a portion of such Damages has been paid by an Indemnifying Party pursuant to this Article VI, the indemnified party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Damages plus the amount received from the third party in respect thereof minus (ii) the full amount of Damages.

(c) The Indemnifying Party shall pay all amounts payable pursuant to this Article VI, by wire transfer of immediately available cash funds, promptly following receipt from an indemnified party of a bill for Damages that are the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Damages, in which event it shall so notify the indemnified party. In any event, the Indemnifying Party shall pay to the indemnified party, by wire transfer in immediately available cash funds, the amount of any Damages for which it is liable hereunder no later than three days following any determination of such Damages and the Indemnifying Party’s liability therefor. A “determination” shall exist when (i) the parties to the dispute have reached an agreement, (ii) a court of competent jurisdiction shall have entered an order or judgment, or (iii) an arbitration or like panel shall have rendered a final binding, non-appealable determination with respect to disputes the parties have agreed to submit thereto.

6.6. Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, following the Closing, the sole and exclusive remedy of Seller and its Subsidiaries and their respective officers, directors and Affiliates against Purchaser and its Subsidiaries and their respective officers, directors and Affiliates, and vice versa, for any Damages resulting from, arising out of, or incurred in connection with, this Agreement shall be the indemnification and other rights specifically set forth in this Article VI and otherwise in this Agreement, and no Person shall have any monetary rights or claims against Purchaser, Seller, their respective Subsidiaries and their respective officers, directors and Affiliates under this Agreement, in contract, in tort or otherwise, and none of Purchaser, Seller, their respective Subsidiaries and their respective officers, directors and Affiliates shall have any further liability or obligation resulting from, arising out of, or incurred in connection with, this Agreement; provided, that nothing in this Section 6.6 shall apply to tort claims under applicable Law based on fraud or to either party’s rights to seek equitable remedies.

ARTICLE VII

Termination

7.1. Termination by Mutual Consent. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing by mutual written consent of Purchaser and Seller.

7.2. Termination by Either Purchaser or Seller. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing by either Purchaser or Seller if (a) the Transaction shall not have been consummated by March 20, 2012; provided, however, that if the condition set forth in Section 5.1(a) or 5.2(c) shall not have been satisfied by

March 20, 2012, either party may extend the Termination Date from time to time to a date not later than June 20, 2012, and if not satisfied by such date, either party may further extend the Termination Date from time to time to a date not later than September 20, 2012 upon provision of a certificate executed by an executive officer of such party that such party believes in good faith that the satisfaction of the condition set forth in Sections 5.1(a) and 5.2(c) is meaningfully possible to occur prior to such extended date (such date as may be extended from time to time pursuant to this Section 7.2, the “Termination Date”); or (b) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Transaction shall become final and non-appealable.

7.3. Termination by Seller. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing by Seller if there has been a breach of any representation, warranty, covenant or agreement made by Purchaser in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 5.3(a) or 5.3(b) would not be satisfied and such breach or condition is not curable.

7.4. Termination by Purchaser. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing by Purchaser if there has been a breach of any representation, warranty, covenant or agreement made by Seller in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 5.2(a) or 5.2(b) would not be satisfied and such breach or condition is not curable.

7.5. Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Transaction pursuant to this Article VII, this Agreement (other than Sections 4.4 (Expenses), 7.5(b) (Termination Transfer), 7.5(c) (Exclusive Remedy) and 8.1 through 8.5 and 8.7 through 8.13 (Miscellaneous)) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

(b) If (i) Seller or Purchaser terminates this Agreement pursuant to Section 7.2 or (ii) Seller terminates this Agreement pursuant to Section 7.3 following an intentional failure in bad faith by Purchaser to comply with its obligations under Section 4.6, and, in each of (i) and (ii), at the time of such termination, the conditions set forth in Section 5.1(a), 5.1(b) or 5.2(c) shall not have been satisfied, and at the time of such termination, all other conditions to the Closing set forth in Sections 5.1 and 5.2 shall have been satisfied or waived (other than the condition set forth in Section 5.1(c), and other than those conditions that by their terms are to be satisfied at the Closing but which conditions would be satisfied or, in the case of Section 5.2(e), would be capable of being satisfied if the Closing Date were the date of such termination, or those conditions that have not been satisfied as a result of a breach by Purchaser), then (i) Purchaser shall (A) within three Business Days following receipt of such written notice, pay to Seller the cash amount set forth on Annex E by wire transfer of immediately available funds and (B) deliver to, or as directed by, Seller the assets set forth on Annex E (the “Termination Transfer”) as promptly as reasonably practicable following the expiration of the waiting period (and any extensions thereof) applicable to the transfer of the assets included in the Termination Transfer under the HSR Act and receipt of any required consents, registrations, approvals, permits, clearances or authorizations required to be obtained by Seller, the Company or its Subsidiaries, or any of their respective Affiliates, from any Governmental Entity in connection with the transfer of the assets included in the Termination Transfer; provided, that Seller and Purchaser shall use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate such transfer of assets as promptly as practicable; and (ii) promptly following such termination Purchaser will, at the request of Seller, enter into a roaming agreement with the Company containing the terms set forth on Annex F and, if they are unable to reach agreement, shall comply with the terms set forth on Annex F.

(c) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated in accordance with its terms and such termination gives rise to the obligation of Purchaser to make the Termination Transfer and enter into a roaming agreement containing the terms set forth on Annex F, all pursuant to Section 7.5(b), and Purchaser shall have paid the cash amount set forth on Annex E, and entered into the roaming agreement, and shall in good faith be attempting to comply with its obligations under Section 7.5(b) with respect to transfer(s) of assets set forth on Annex E, the sole and exclusive remedy of Seller and its Subsidiaries and their respective officers, directors and Affiliates against Purchaser and its Subsidiaries and their respective officers, directors and Affiliates for any Damages resulting from, arising out of, or incurred in connection with, this Agreement (including termination thereof) or any transactions ancillary hereto shall be the Termination Transfer and the other matters contemplated and required by Section 7.5(b), and no Person shall have, except as provided herein, any rights or claims against Purchaser and its Subsidiaries and their respective officers, directors and Affiliates under this Agreement, whether at law or equity, in contract, in tort or otherwise, and none of Purchaser and its Subsidiaries and their respective officers, directors and Affiliates shall have any further liability or obligation resulting from, arising out of, or incurred in connection with, this Agreement; provided, that nothing in this Section 7.5(c) shall apply to tort claims under applicable Law based on fraud or to either party’s rights to seek equitable remedies, including injunctive relief or specific performance (it being understood and agreed that notwithstanding anything to the contrary herein the provisions of Section 8.6 shall apply as to the enforcement of the Termination Transfer and other obligations under Section 7.5(b)), with respect to the surviving provisions of and obligations under this Agreement, the enforcement of the Termination Transfer and other obligations under Section 7.5(b), including the implementation and effectuation of the transfers, matters and agreements contemplated thereby and set forth in Annex E and Annex F, and their enforcement, nor to any claims for Damages or otherwise arising out of such surviving obligations under Section 7.5(b) or any failure to complete all or any portion of the Termination Transfer or otherwise effect the transfers, matters and agreements contemplated by Section 7.5(b) or set forth in Annex E and Annex F.

ARTICLE VIII

Miscellaneous and General

8.1. Amendment; Waivers, Etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by (a) Purchaser where enforcement of the amendment, modification, discharge or waiver is sought against Purchaser or (b) Seller where enforcement of the amendment, modification, discharge or waiver is sought against Seller. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The waiver by Purchaser or Seller of a breach of, or a default under, any of the provisions hereof, or to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. Except as expressly provided in this Agreement, the rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

8.2. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.3. Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THEREOF (OTHER THAN NEW YORK GENERAL OBLIGATIONS LAW SECTIONS 5-1401 AND 5-1402). Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of, or related to, this Agreement or the Transaction, exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan, of the City of New York (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the Transaction (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto, and (d) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.4. Each party hereto irrevocably designates C.T. Corporation as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the Chosen Courts and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of, or relating to, this Agreement or the Transaction.

8.4. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

if to Purchaser:

AT&T Inc.

One AT&T Plaza

208 South Akard Street, Suite 3702

Dallas, Texas 75202

Attention: D. Wayne Watts

Fax: (214) 746-2103

with copies to:

Joseph B. Frumkin

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

fax: (212) 558-3588; and

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

Fax: (310) 712-8800

if to Seller:

Deutsche Telekom AG

Friedrich-Ebert-Alle 140

53113 Bonn, Germany

Attention: General Counsel

Fax: +49-228-181-74008

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Adam O. Emmerich
Steven A. Cohen

Fax: (212) 403-2000

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

8.5. Entire Agreement; No Other Representations. This Agreement (including any annexes and exhibits hereto), the Seller Disclosure Letter, the Purchaser Disclosure Letter, the Confidentiality Agreement and, when executed, the Stockholder’s Agreement, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof. Each of Purchaser and Seller acknowledges that the other party has not made any representation, express or implied, with respect to the accuracy, completeness or adequacy of any available information except to the extent such information is specifically covered by the representations and warranties of the other party contained in Article III or Section 8.12.

8.6. Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any of the Chosen Courts, in addition to any other remedy to which they are entitled at law or in equity.

8.7. No Third-Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, except to the extent contemplated by Sections 4.26 and 6.2.

8.8. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.9. Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

8.10. Assignment. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs, legal representatives and permitted assigns. Neither party may directly or indirectly assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party, except as set forth in Section 4.21 (Use of Trademarks) and

Section 4.22 (Intellectual Property Licenses). Any purported direct or indirect assignment in violation of this Section 8.10 shall be null and void ab initio. Notwithstanding the foregoing, Purchaser may assign any of its rights and/or delegate any of its obligations under this Agreement to one or more of its wholly-owned Subsidiaries (but no such assignment shall relieve Purchaser of any of its obligations hereunder).

8.11. Limitation of Liability. Notwithstanding anything to the contrary contained in this Agreement, neither Seller, Purchaser, their respective Subsidiaries, or any of their respective officers, directors or Affiliates shall be liable to any Person under this Agreement for any special, consequential, punitive, indirect or exemplary damages (including lost or anticipated revenues or profits relating to the same) arising from any claim relating to this Agreement (other than to the extent such damages are paid to a third party), whether such claim is based on warranty, contract, tort (including negligence or strict liability) or otherwise.

8.12. Securities Matters. Each of Purchaser and Seller represents and warrants to the other party as follows:

(a) Experience; Risk. Such party has such knowledge, sophistication and experience in financial and business matters that it is capable of evaluating the merits and risks of the receipt of the Company Shares or the Purchaser Shares, respectively, and of protecting its interests in connection herewith. Seller has the ability to bear the economic risk of this investment, including complete loss of the investment.

(b) Investment. Such party is acquiring the Company Shares or the Purchaser Shares, respectively, for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof, and has no present intention of selling, granting any participation in or otherwise distributing the same. Such party understands that the Company Shares or the Purchaser Shares, respectively, have not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such party’s representations as expressed in this Section 8.12.

(c) Access to Information. Such party acknowledges that, as of the date hereof, it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the other party concerning the terms and conditions of the Transaction and the Company Shares or the Purchaser Shares, respectively, and the merits and risks of investing in the Company Shares or the Purchaser Shares, respectively, and any such questions have been answered to such party’s reasonable satisfaction; (ii) access to information about the Company or Purchaser, respectively, and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; (iii) the opportunity to obtain such additional information that the other party possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment and any such additional information has been provided to such party’s reasonable satisfaction; and (iv) the opportunity to ask questions of management of the other party and any such questions have been answered to such party’s reasonable satisfaction. Such party has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Company Shares or the Purchaser Shares, respectively. Each party hereto acknowledges that no other party hereto nor any Affiliate or representative of such party has made any representation, express or implied, with respect to the accuracy, completeness or adequacy of any available information except or to the extent such information is covered by the representations and warranties contained herein. Except as expressly provided in Section 6.2(b), Seller hereby agrees that neither Purchaser nor any of its Affiliates will have or be subject to any Liability or indemnification obligation to Seller or to any other Person resulting from the issuance and sale of Purchaser Shares to Seller.

(d) Accredited Investor. Such party is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC.

(e) Restricted Securities; Rule 144. Such party understands that the Company Shares and the Purchaser Shares, respectively, are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the other party in a transaction not involving a public offering and that under such laws and applicable regulations the Purchaser Shares may be resold without registration under the Securities Act only in certain limited circumstances. Such party acknowledges that the Company Shares or the Purchaser Shares, respectively, must be held indefinitely unless a sale of such Company Shares or Purchaser Shares, respectively, is subsequently registered under the Securities Act or an exemption from such registration is available. Such party is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement or shares owned by certain Persons associated with the Company subject to the satisfaction of certain conditions.

(f) Legends. Seller understands and agrees that each certificate representing the Purchaser Shares, any securities issued in respect thereof or exchange therefor shall bear a legend in the following forms (in addition to any other legend required under applicable state securities laws) (and a comparable notation or other arrangement will be made with respect to any uncertificated Purchaser Shares):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A STOCKHOLDER’S AGREEMENT, DATED AS OF MARCH 20, 2011, TO WHICH THE ISSUER AND CERTAIN OF ITS STOCKHOLDERS ARE PARTY, A COPY OF WHICH MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE ISSUER OR OBTAINED FROM THE ISSUER WITHOUT CHARGE.”

8.13. Transfer Taxes. Any Transfer Taxes shall be borne 50% by Purchaser and 50% by Seller. The party so required by applicable Law shall file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by the applicable Law, the other parties shall, and shall cause their Affiliates to join in the execution of any such Tax Returns and other documentation.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first written above.

DEUTSCHE TELEKOM AG

By	/s/ René Obermann
	Name:	René Obermann
	Title:	Chief Executive Officer

By	/s/ Timotheus Höttges
	Name:	Timotheus Höttges
	Title:	Chief Financial Officer

AT&T INC.

By	/s/ Randall Stephenson
	Name:	Randall Stephenson
	Title:	Chairman of the Board,
Chief Executive Officers and President